Exhibit 99.1

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Publicly Held Company

MINUTES OF THE ANNUAL AND EXTRAORDINARY
SHAREHOLDERS’ MEETING

HELD ON APRIL 29, 2025

Date, Time and Venue: April 29, 2025, at 10:00 a.m., at the headquarters of JBS S.A., located at Avenida Marginal Direita do Tietê, 500, Bloco 2, Auditório – Térreo, Vila Jaguara, CEP 05118-100, in the city and state of São Paulo (“Company”).

Call Notice and publications: (i) the Call Notice was published in the Valor Econômico newspaper, national and electronic editions, on March 28 and 31, and April 1, 2025, on pages E4, E9 and E2, respectively, under the provisions of article 124 of Law 6,404, of December 15, 1976 (“Law 6,404/76”); and (ii) the documents addressed in article 133 of Law 6,404/76, referring to the fiscal year ended December 31, 2024, were published in the Valor Econômico newspaper, national and electronic editions, on March 26, 2025, on pages G1 to G14, in the printed and digital editions, and the documents addressed in articles 10, 11, 13, and 22 of the Brazilian Securities and Exchange Commission (“CVM”) Resolution 81, of March 29, 2022, as amended (“CVM Resolution 81/22”), were presented to the CVM through the Empresas.Net System, on March 28, 2025.

Attendance: shareholders representing 86.64% of the Company’s voting capital attended the Annual Shareholders’ Meeting and 87.05% of the Company’s voting capital attended the Extraordinary Shareholders’ Meeting, respectively, achieving the quorum for this Meeting to be installed, under Law 6,404/76. According to article 47 of CVM Resolution 81/22, shareholders who attended the Meeting physically or through valid representation, and shareholders with remote voting forms validated by the Company are considered present at this meeting. The meeting was also attended by Mr. Jeremiah O’Callaghan, a Director at the Company and Chair of the Board of Directors, Mr. Adrian Lima Da Hora, Chair of the Company’s Fiscal Council, Mr. Carlos Hamilton Vasconcelos Araújo, Coordinator of the Statutory Audit Committee, e Messrs. Fabian Junqueira Sousa and Ricardo Guimarães Ribeiro, representatives of KPMG Auditores Independentes Ltda., pursuant to article 134, paragraph 1, of Law 6,404/76.

Presiding Board: The meeting was presided by Jeremiah Alphonsus O’Callaghan, as Chair, and Daniel Schmidt Pitta was appointed as Secretary, according to article 11 of the Company’s Bylaws.

Reading of Documents: the reading of the documents related to the agenda of this Meeting was waived, as provided for in article 133 of Law 6,404/76, since the Company’s shareholders have gained full awareness of the aforementioned documents and they were (i) made available to shareholders at the Company’s headquarters; (ii) made available at the by Company’s Investor Relations department through the website www.jbs.com.br/ri; (iii) were presented to B3 S.A. – Brasil, Bolsa, Balcão (“B3”); and (iv) were presented to CVM through the Empresas.Net System, in compliance with article 124, paragraph 6, of Law 6,404/76.

Voting map: in line with article 46-C, sole paragraph, of CVM Resolution 81/22, the secretary of presiding board informed shareholders that the consolidated summary voting map was available to shareholders who wished to consult it.

Agenda: (1) At the Annual Shareholders’ Meeting: (1.i) to resolve on the financial statements and management accounts for the fiscal year ended December 31, 2024; (1.ii) to resolve on the allocation of net income for the fiscal year ended December 31, 2024; (1.iii) to resolve on the number of members that will compose the Board of Directors in the coming term; (1.iv) to elect the sitting members for the Company’s Fiscal Council; (1.v) to resolve on classifying the independent members of the Board of Directors under the rules established in the Novo Mercado Regulations of B3 S.A. – Brasil, Bolsa, Balcão, in the Company’s Bylaws and in CVM Resolution 80, of March 29, 2022, as amended; (1.vi) to resolve on the number of members that will compose the Fiscal Council in the coming term; (1.vii) to elect the members of the Company’s Fiscal Council and their respective alternate members; and (1.viii) to resolve on the annual and overall compensation for the members of the Company’s Board of Directors, Fiscal Council and Statutory Audit Committee for the 2025 fiscal year. (2) At the Extraordinary Shareholders’ Meeting: (2.i) to resolve on the Protocol and Justification for the Merger of Condesa Norte Industria e Comercio Ltda. (“Condesa”) by the Company (“Condesa Protocol”); (2.ii) to resolve and ratify the designation and engagement of Factum – Avaliações e Consultoria S/S – EPP (“Factum”) to prepare the appraisal report for Condesa’s net equity (“Condesa Appraisal Report”); (2.iii) to resolve on the Condesa Appraisal Report; (2.vi) to resolve on the incorporation, by the Company, of Condesa pursuant to the terms and conditions established in the Condesa Protocol (“Condesa Incorporation”); and (2.v) to authorize the Company’s Executive Board to carry out all necessary or convenient acts to effectively implement the resolutions approved.

Resolutions: the Meeting began with the presiding board announcing that the minutes of the Meeting would be prepared in summary form, as authorized by article 130, paragraph 1, of Law 6,404/76, with the right to present separate votes, which, after being received by the presiding board of this Meeting, will be filed at the Company’s headquarters. Additionally, it was approved, by unanimous votes by the attending shareholders (i) the waiver to read the Call Notice and Management Proposal; and (ii) the publications of these minutes with the omission of the shareholders’ signatures, under the provisions of article 130, paragraph 2, of Law 6,404/76.

The Company informed that it had adopted the remote voting system, under the provisions of CVM Resolution 81/22, and that, pursuant to article 48, paragraph 5, of CVM Resolution 81/22, it will disregard the remote voting instructions for (i) shareholders or representatives of shareholders who, by physically attending this Meeting, request to vote in person; and (ii) shareholders who are not eligible to vote at the Meeting or to vote for a specific resolution. Following, the reading of the instructions for the remote voting map was unanimously waived, according to paragraph 4 of article 48 of CVM Resolution 81/22.

After making these preliminary considerations and resolutions regarding the formal aspects of the drawing up these minutes, the items on the agenda were discussed.

(1) At the Annual Shareholders’ Meeting:

(1.i) The Meeting approved, by majority valid votes, taking note of the abstentions, including for those who are legally prevented, and votes against, according to the voting map as Attachment I herein, the financial statements and management accounts for the fiscal year ended December 31, 2024, accompanied by the reports issued by the independent auditors, as well as the reports issued by the Company’s Fiscal Council and Statutory Audit Committee.

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(1.ii) The Meeting approved, by majority valid votes, taking note of the abstentions and votes against, according to the voting map as Attachment I herein, the allocation of the net income for the fiscal year ended December 31, 2024, which, as indicated in the Management Proposal, shall be as follows: from the net income for the year, in the amount of R$9,615,923,273.32 (nine billion, six hundred and fifteen million, nine hundred and twenty-three thousand, two hundred and seventy-three reais and thirty-two centavos): (a) the allocation of 5.00% (five percent) of net income, equivalent to R$480,796,163.67 (four hundred and eighty million, seven hundred and ninety-six thousand, one hundred and sixty-three reais and sixty-seven centavos) to the legal reserve, pursuant to Article 39, item “a”, of the Company’s Bylaws; (b) the amount of R$3,869,820,791.48 (three billion, eight hundred and sixty-nine million, eight hundred and twenty thousand, seven hundred and ninety-one reais and forty-eight centavos), equivalent to 40.24% of net income, will be allocated to the tax incentive reserve, according to article 195-A of Brazilian Corporation Law; (c) the allocation of profits remaining after legal deductions, in the amount of R$5,265,306,318.17 (five billion, two hundred and sixty-five million, three hundred and six thousand, three hundred and eighteen reais and seventeen centavos), plus the amounts of (i) revaluation reserve, of R$5,671,247.75 (five million, six hundred and seventy-one thousand, two hundred and forty-seven reais and seventy-five centavos), and (ii) prescribed dividends not claimed by the shareholders, of R$27,265.55 (twenty-seven thousand, two hundred and sixty-five reais and fifty-five centavos), totaling R$5,271,004,831.47 (five billion, two hundred and seventy-one million, four thousand, eight hundred and thirty-one reais and forty-seven centavos) to be allocated to the Statutory Investment Reserve, pursuant to Article 39, item “e”, of the Company’s Bylaws; and (d) the distribution of additional dividends to the mandatory minimum dividend (which has already been paid based on profit reserves, according to interim dividends declared on August 13, 2024 and November 13, 2024, and allocated to the mandatory minimum dividend), in the amount of R$4,436,232,740.00 (four billion, four hundred and thirty-six million, two hundred and thirty-two thousand, seven hundred and forty reais), corresponding to R$2.00 (two reais) per share to be paid, based on the Company’s profit reserves available on December 31, 2024, on May 14, 2025, to shareholders registered on the Company’s shareholder base date of April 29, 2025. Shares will trade ex-dividend starting on April 30, 2025.

(1.iii) The Meeting approved, by unanimous valid votes, taking note of the abstentions and votes against, according to the voting map as Attachment I herein, the composition of the Company’s Board of Directors comprising of 11 (eleven) members, with a unified term of office of 2 (two) years, until the annual shareholders’ meeting that analyzes, discusses, and votes on management accounts and the financial statements for the fiscal year ended December 31, 2026.

(1.iv) The Meeting elected the following members of the Company’s Board of Directors, according to the voting map as Attachment I herein:

At a general election:

(a)	Jeremiah Alphonsus O’Callaghan, Irish, married, engineer, holder of personal identification (RG) number 13.668.165-7 SSP/SP, duly inscribed under individual taxpayer (CPF/MF) number 012.266.188-55, resident and domiciled in the City and State of São Paulo, with commercial address at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º andar, Vila Jaguara, CEP 05118-100, City of São Paulo;

(b)	José Batista Sobrinho, Brazilian, married, businessman, holder of personal identification (RG) number 172.026 SSP/DF, inscribed under individual taxpayer (CPF/MF) number 052.970.871-04, resident and domiciled in the City and State of São Paulo, with commercial address at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º andar, Vila Jaguara, CEP 05118-100, City of São Paulo;

(c)	Wesley Mendonça Batista, Brazilian, married, businessman, holder of personal identification (RG) number 59.075.075-6 SSP/SP, inscribed under individual taxpayer (CPF) number 364.873.921-20, resident and domiciled in the City and State of São Paulo, with commercial address in the same city, at Av. Marginal Direita do Tietê, 500, Vila Jaguara, CEP 05118-000;

(d)	Joesley Mendonça Batista, Brazilian, married, businessman, holder of personal identification (RG) number 54.852.547-X SSP/SP, inscribed under individual taxpayer (CPF) number 376.842.211-91, resident and domiciled in the City and State of São Paulo, with commercial address in the same city, at Av. Marginal Direita do Tietê, 500, Vila Jaguara, CEP 05118-000;

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(e)	Alba Virginia Pettengill Vacca, Paraguayan, married, psychologist, holder of RNM F172619-Z, inscribed under individual taxpayer (CPF/MF) number 063.417.737-06, resident and domiciled in the City and State of São Paulo, at Alameda Itu, 1329, apartamento 151, Jardins, CEP 04191-080;

(f)	Gelson Luiz Merisio, , Brazilian, married, business administrator, holder of personal identification (RG) number 1.384.828 Cart. 1º Distrito – Xanxerê/SC, inscribed under individual taxpayer (CPF) number 464.643.529-20, resident and domiciled in the City of Florianópolis, State of Santa Catarina, with commercial address in the same city, at Rua Jerônimo Coelho, 383, conjunto 906, CEP 88010-030;

(g)	Francisco Sergio Turra, Brazilian, married, with a bachelor’s degree in law, holder of personal identification (RG) number 6004530199 SSP/RS, inscribed under individual taxpayer (CPF/MF) number 005.190.810-72, resident and domiciled in the City of Porto Alegre, State of Rio Grande do Sul, with commercial address in the same city, at Avenida Carlos Gomes, 1.492, conjunto 1.301, CEP 90480-002;

(h)	Carlos Hamilton Vasconcelos Araújo, Brazilian, single, economist, holder of personal identification (RG) number 2000031104739 SSP/CE, inscribed under individual taxpayer (CPF/MF) number 223.794.793-72, resident and domiciled in the City of Brasília, Federal District, at SQN 112, bloco E, apartamento 306, CEP 70762-050;

(i)	Kátia Regina de Abreu Gomes, Brazilian, married, psychologist, holder of personal identification (RG) number 1.705.124 SSP/TO, inscribed under individual taxpayer (CPF/MF) number 613.303.451-34, resident and domiciled in the city of Brasília, Distrito Federal, at QI 19 conjunto 8, casa 7, Lago Sul, CEP 70297-400;

(j)	Paulo Bernardo Silva, Brazilian, legally separated, geographer, holder of personal identification number (RG) number 347,788 SSP/DF, inscribed under individual taxpayer ID (CPF) number 112.538.191-49, resident and domiciled in the city of Brasília, Distrito Federal, at QI 3 conjunto 8, casa 203, Lago Sul, CEP 70675-306; and

(k)	Cledorvino Belini, Brazilian, married, business administrator, holder of personal identification (RG) number MG 6.539.933 Polícia Civil-MG, inscribed under individual taxpayer (CPF) number 116.050.068-15, resident and domiciled in the city of Nova Lima, state of Minas Gerais, at Alameda Cristalo, nº 16, Condomínio Vila Alpina, CEP 3400-7314.

It is hereby recorded that the term of office of all elected members of the Board of Directors shall have a unified term of office for 2 (two) years, expiring at the annual shareholders’ meeting that will resolve on the financial statements for the fiscal year ending on December 31, 2026.

The Board of Directors members elected herein shall take office in their respective positions, according to article 149 of Law 6,404/76, and article 40 of B3’s Novo Mercado Regulation, when they must present a clearance statement for their positions, according to article 147 of Law 6,404/76.

(1.v) The Meeting approved, by unanimous valid votes, taking note of the abstentions and votes against, according to the voting map as Attachment I herein, to classify, as independent members of the Board of Directors under the rules established by CVM Resolution 80, of March 29, 2022, as amended, B3’s Novo Mercado Regulations and the Company’s Bylaws, the following members of the Board of Directors: (a) Alba Pettengill; (b) Gelson Luiz Merisio; (c) Francisco Sérgio Turra; (d) Carlos Hamilton Vasconcelos Araújo; (e) Kátia Regina de Abreu Gomes; (f) Paulo Bernardo Silva; and (g) Cledorvino Belini.

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(1.vi) The Meeting approved, by unanimous valid votes, taking note of the abstentions and votes against, according to the voting map as Attachment I herein, the composition of the Company’s Fiscal Council comprising of 4 (four) sitting members and the same number of alternate members, with a unified term of office of 1 (one) year, until the annual shareholders’ meeting that analyzes, discusses, and votes on management accounts and the financial statements for the fiscal year ended December 31, 2025.

(1.vii) The Meeting elected the following members of the Company’s Board of Directors, according to the voting map as Attachment I herein:

At a general election:

(a)	Adrian Lima da Hora, Brazilian, married, business administrator, holder of personal identification (RG) number 3789, issued by CRA/PE, inscribed under individual taxpayer (CPF) number 372.365.394-49, resident and domiciled in the City and State of São Paulo, at Rua dos Pinheiros, 801, ap. 241, CEP 05422-011, with his alternate being André Alcantara Ocampos, Brazilian, married, accountant, holder of personal identification (RG) number 30883622-4 SSP/SP, inscribed under individual taxpayer (CPF) number 273.340.808-90, resident and domiciled in the city of São Paulo, State of São Paulo, with commercial address in the same city, at Av. Marginal Direita do Tietê, 500, Vila Jaguara, CEP 05118-000;

(b)	José Paulo da Silva Filho, Brazilian, married, accountant, holder of personal identification (RG) number 55.837.704-X SSP/SP, inscribed under individual taxpayer (CPF) number 386.730.294-49, resident and domiciled in the city of Santana de Parnaíba, State of São Paulo, at Alameda Dourado, 206, Residencial 11, Alphaville, CEP 06540-285, with his alternate being Sandro Domingues Raffai, Brazilian, married, accountant, holder of personal identification (RG) number 13.541.060 SSP/SP, inscribed under individual taxpayer ID (CPF) number 064.677.908-71, resident and domiciled in the City and State of São Paulo, at Rua Santa Francisca, 155, Vila Jaguara, CEP 05116-090;

(c)	Orlando Octávio de Freitas Júnior, Brazilian, married, accounting auditor, holder of personal identification (RG) number 9.128.418 SSP/SP, inscribed under individual taxpayer (CPF) number 084.911.368-78, resident and domiciled in the City and State of São Paulo, at Rua Caiowaa, 1575, apto. 162, CEP 01258-011, with his alternate being Mauro Mitio Inagaki, Brazilian, married, accountant, holder of personal identification (RG) number 17.025.346-6 SSP/SP, inscribed under individual taxpayer ID (CPF) number 084.929.978-00, resident and domiciled in the City and State of São Paulo, at Rua Cônego Manoel Vaz, 440, apto. 221, Santana, CEP 02019-050; and

In a separate election of minority shareholders, as nominated by shareholder BNDES Participações S.A. – BNDESPAR:

(d)	Ana Paula França Vieira Zettel, Brazilian, married, economist, holder of personal identification (RG) number 3075525828 SSP/RS, inscribed under individual taxpayer (CPF) number 975.336.880-15, resident and domiciled in the City and State of Rio de Janeiro, at Rua Belisário Távora, 521/302, Laranjeiras, CEP 22245-070, with her alternate being Marcos Alberto Pereira Motta, Brazilian, married, engineer, inscribed under individual taxpayer ID (CPF) number 008.528.317-73, resident and domiciled in the City and State of Rio de Janeiro, at Rua Bambina, 180, apartamento 302, Botafogo, CEP 22251-050.

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Thus, the Fiscal Council is now comprised of the following members: (i) Adrian Lima da Hora; José Paulo da Silva Filho; Orlando Octávio de Freitas Junior; and Ana Paula França Vieira Zettel as sitting members; and (ii) André Alcantara Ocampos; Sandro Domingues Raffai; Mauro Mitio Inagaki; and Marcos Alberto Pereira Motta as alternate members.

The elected Fiscal Council members shall have a unified term of office for 1 (one) year, expiring at the Company’s Annual Shareholders’ Meeting that will resolve on the financial statements for the fiscal year ending on December 31, 2025.

The Fiscal Council members elected herein shall take office in their respective positions, according to Law 6,404/76, and article 40 of B3’s Novo Mercado Regulation, when they must present a clearance statement for their positions, according to articles 147 and 162 of Law 6,404/76.

(1.viii) The Meeting approved, by majority valid votes, taking note of the abstentions and votes against, according to the voting map as Attachment I herein, the establishment of the annual and overall compensation for the members of the Company’s Board of Directors, Fiscal Council, and Statutory Audit Committee, in the amount of up to R$269,342,164.59 (two hundred and sixty-nine million, three hundred and forty-two thousand, one hundred and sixty-four reais and fifty-nine centavos).

With regard to the overall compensation of the members of the Company’s Fiscal Council, it emphasizes that such amount will be, for each sitting member, equal to 0.1 (one tenth) of the compensation that, on average, is attributed to each executive officer, not including profit sharing, until the Company’s next annual shareholder meeting, noting that such amount may only be altered according to article 162, paragraph 3, of the Brazilian Corporation Law. Additionally, alternate members will only receive remuneration in the absence of the respective sitting members.

(2) At the Extraordinary Shareholders’ Meeting:

(2.i) The Meeting approved, by unanimous valid votes, taking note of the abstentions and votes against, according to the voting map as Attachment I herein, the Protocol and Justification of Incorporation of Condesa by the Company, under the provisions of articles 224 and 225 of Law 6,404/76 and according to Attachment II herein.

(2.ii) The Meeting approved, by unanimous valid votes, taking note of the abstentions and votes against, according to the voting map as Attachment I herein, the ratification of the designation and engagement of Factum to assess Condesa’s net equity for the purposes of articles 226 and 227, and article 8 of Law 6,404/76, and to prepare the Condesa Appraisal Report.

(2.iii) (ii) The Meeting approved, by majority valid votes, taking note of the abstentions and votes against, according to the voting map as Attachment I herein, the Condesa Appraisal Report, as provided in Attachment III to the Condesa Protocol, available in Attachment II herein.

It is recorded that, as indicated in the Condesa Report, Factum found that, on the base date of March 13, 2025, the book value of Condesa’s net equity to be transferred to the Company was zero.

(2.iv) The Meeting approved, by unanimous valid votes, taking note of the abstentions and votes against, according to the voting map as Attachment I herein, the incorporation, by the Company, of Condesa, to be carried out under the terms and conditions established in Condesa Protocol.

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It is recorded that the Condesa Incorporation will result in the extinction of Condesa and, due to the value of its net assets being assessed at zero, the Company will not absorb any Condesa’s assets, rights or liabilities into its assets.

It is also recorded that the Company holds all of the shares issued by Condesa, thus the Condesa Merger will not result in an increase in the Company’s share capital and, consequently, no new shares will be issued by the Company, nor will there be any share substitution ratio.

It is recorded that the Condesa Incorporation will not result in any right of withdrawal for the Company’s shareholders, since the applicable law limits such rights to shareholders of the incorporated company.

(2.v) The Meeting approved, by unanimous valid votes, taking note of the abstentions and votes against, according to the voting map as Attachment I herein, to authorize the Company’s Executive Board to carry out all necessary or convenient acts to effectively implement the resolutions approved at these Annual and Extraordinary Shareholders’ Meetings.

Closure, Drawing-up, and Reading of the Minutes: There being no further business to discuss, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved, and signed by all attendees. São Paulo, April 29, 2025. SIGNATURES: Presiding Board: Jeremiah O’Callaghan - Chair; Daniel Schmidt Pitta - Secretary. Shareholders according to the attendance list in Attachment IV.

São Paulo/SP - April 29, 2025.

Presiding Board:

Jeremiah O’Callaghan
Chair

Daniel Schmdit Pitta
Secretary

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ATTACHMENT I

VOTING MAP

ATTACHMENT II

PROTOCOL AND JUSTIFICATION OF THE MERGER OF CONDESA

NORTE INDÚSTRIA E COMÉRCIO LTDA. BY THE COMPANY

(As per item 1 of Annex I of CVM Resolution 81 of March 29, 2022)

INSTRUMENT FOR THE PROTOCOL AND JUSTIFICATION OF THE MERGER OF CONDESA NORTE INDÚSTRIA E COMÉRCIO LTDA. BY JBS S.A.

The directors of the companies listed below, as well as the respective companies listed below:

(i)	JBS S.A., a publicly-held company, headquartered in the City of São Paulo, State of São Paulo, at Avenida Marginal Direita do Tietê, 500, Vila Jaguara, Zip Code 05118-100, enrolled with the National Register of Legal Entities under CNPJ/MF No. 02.916.265/0001-60 (“JBS”); and

(ii)	CONDESA NORTE INDÚSTRIA E COMÉRCIO LTDA., a limited liability company, headquartered in the city of São Paulo, state of São Paulo, at Avenida Marginal Direita do Tietê, 500, Bloco II, Subsolo, Sala 36, Vila Jaguara, CEP 05118-100, and registered with the CNPJ/MF under No.05.703.088/0001-21 and registered with the Trade Board of the State of São Paulo under NIRE 35.234.678.258 (“CONDESA” and, together with JBS, “Parties”, and each individually, “Party”);

RESOLVE to sign, for the reasons and for the purposes detailed below, pursuant to articles 224 and 225 of Law No. 6.404, of December 15, 1976, as amended (“Corporation Law”), this Instrument of Protocol and Justification of Merger (“Protocol”), with the purpose of the merger of CONDESA by JBS, under the following terms and conditions:

1.	INTRODUCTION

1.1. Purpose. The purpose of this Protocol is to substantiate the justifications, terms and conditions for the merger of CONDESA by JBS, with the consequent extinction of CONDESA and the transfer of all its assets to JBS (“Merger”).

1.2. Justification. After analyzing the current dynamics and the situation of CONDESA and JBS, according to which JBS will be, on the date of the Merger, the direct holder of 100% (one hundred percent) of the share capital of CONDESA, the managements of the Parties decided to propose the Merger in the belief that the effective integration of the Parties’ activities will allow the capture of efficiency gains and synergies derived from the reduction of operational, logistical and administrative costs and risks, as well as result in the optimization of management and simplification of the group’s corporate structure.

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2.	VALUATION CRITERIA; TREATMENT OF EQUITY VARIATIONS

2.1. Form. As a result of the Merger, JBS will absorb all of CONDESA’s assets, succeeding it, universally, in all its assets, rights and obligations, without any solution for continuity.

2.2. Base Date of Appraisal Report. The base date of CONDESA’s equity valuation report is March 13, 2025 (“Base Date”).

2.3. Evaluation Criteria. The assets, rights and obligations that make up CONDESA’s equity, which will be absorbed by JBS, were valued at their respective book values.

2.4. Appraisal Company and Appraisal Report. The directors of the Parties hired, ad referendum of the Acts of Approval (as defined below), FACTUM AVALIAÇÕES E CONSULTORIA S/S - EPP, company headquartered in the city of Porto Alegre, State of Rio Grande do Sul, at Rua Vasco da Gama, Number 720, Conj. 401, Bairro Rio Branco, Zip Code: 90.420-110, registered in the CNPJ/MF under No. 08.272.086/0001-13, and CREARS under No.º 149.214 (“Appraiser”), as the specialized company responsible for preparing the appraisal report on the net worth of CONDESA, for its book value, on the Base Date (“Appraisal Report”), which will be an integral and inseparable part of this Protocol for all due legal purposes in the form of Annex A.

2.4.1. Under the terms of article 227, paragraph 1 of the Brazilian Corporation Law, the appointment and hiring of the Appraiser will be submitted for ratification at the general meeting of JBS that resolves on the Merger.

2.4.2. Considering that, on the date of the Merger, JBS will be the direct holder of 100% (one hundred percent) of the share capital of CONDESA, article 264 of the Brazilian Corporate Law is not applicable to the Merger, so that it will not be necessary to prepare the report referred to in said provision, in view of the decision issued on February 15, 2018 by the Board of the Brazilian Securities Commission (“CVM”) within the scope of SEI Process No. 19957.011351/2017-21 in this regard, and pursuant to Memorandum No. 3/2019- CVM/SDM/GDN-1, of April 09, 2019.

2.4.3. The Appraiser declares (i) that there is no conflict or communion of interests, current or potential, with the Parties and their partners, or even with regard to the Merger; and (ii) the partners or administrators of the Parties have not directed, limited, hindered or performed any acts that have or may have compromised access, use or knowledge of information, goods, documents or work methodologies relevant to the quality of its conclusions. The Appraiser was selected for the work described here considering her wide and notorious experience in the preparation of reports and appraisals of this nature.

2.4.4. JBS will bear all costs related to hiring the Appraiser to prepare the Appraisal Report.

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2.5. Net Equity to be Paid-in and Change of Capital Stock. Pursuant to the Valuation Report and for the purposes of the Merger, the value of CONDESA’s equity on the Base Date is zero.

2.5.1. The Merger will not result in a capital increase for JBS and, consequently, there will be no issuance of new shares, nor any share substitution relationship.The Merger will not result in an increase in JBS’s capital, and consequently there will be no issuance of new shares or substitution of shares, since, on the Merger date, JBS will hold all of CONDESA’s capital stock and, therefore, CONDESA’s net worth is already fully reflected in JBS’s net worth.

CONDESA’s Equity Elements to be Transferred to JBS. As a result of the merger, all the assets and liabilities of the merged company should be transferred to the merger company. However, CONDESA does not register any asset, right or obligation to be transferred to JBS.

2.6. Asset variations. The equity variations occurring between the Base Date and the effective date of the Merger will be absorbed by JBS, including both the eventual positive and negative results originated from changes in this period, considering, in each case, the respective equity elements transferred.

3.	CORPORATE APPROVALS AND CAPITAL STOCK

3.1. Acts of Approval. The completion of the Merger will depend on the following acts, which must be coordinated so as to take place on the same date at first call:

(i)	JBS Extraordinary General Meeting to resolve on (a) the execution of this Protocol, (b) the ratification of the appointment and hiring of the Appraiser, (c) the Appraisal Report, (d) the Merger, under the terms of this Protocol, and (e) authorization to the Board of JBS to perform all acts necessary for the effectiveness and implementation of the matters to be resolved by JBS shareholders at the said Extraordinary General Meeting (“AGE JBS”); and

(ii)	Meeting of CONDESA’s Members to resolve on (a) the execution of this Protocol, (b) the Merger, under the terms of the Protocol, and (c) the authorization to CONDESA’s management to practice all the acts necessary for the effectiveness and implementation of the matters to be resolved at the said Members’ Meeting (“CONDESA Members’ Meeting” and, jointly with the JBS AGE, “Acts of Approval”).

3.1.1. The Parties acknowledge that, since the Merger will not result in an increase in JBS’s capital stock, its Articles of Incorporation shall not be amended for this specific purpose.

3.1.2. The Parties agree that the Merger shall only be consummated and take effect as from April 29, 2025.

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4.	OTHER COVENANTS

4.1. Pro Forma Financial Information. Considering that the Merger (i) does not represent a dilution greater than 5% (five percent), considering that it will not result in a capital increase of JBS since CONDESA is a wholly owned subsidiary of JBS and, consequently, there will be no issuance of new shares nor any exchange ratio, and (ii) does not constitute a relevant transaction, for the purposes of OCPC Technical Guidance No. 06, the obligations set forth in Chapter III of CVM Resolution No. 78/2022 do not apply to the Merger.

4.2. Right of Withdrawal. The Merger will not give rise to any right of withdrawal for the shareholders of JBS(i.e., incorporating company), since the applicable legislation limits such right to the shareholders of CONDESA (i.e, incorporated) and, on the date of the Merger, JBS will hold 100% (one hundred percent) of CONDESA’s capital stock. Consequently, there is no dissenting partners, no right to withdraw, and no reimbursement amount as a result of the Merger.

5.	FINAL PROVISIONS

5.1. Succession in Rights and Obligations. Pursuant to article 227 of the Brazilian Corporate Law, JBS will assume active and passive responsibility for the equity of CONDESA, which is transferred to it under the terms of this Protocol by virtue of the Merger, without interruption.

5.2. Implementation. It will be up to the Parties’ management to perform all acts, registrations and entries necessary to implement the Merger after the Acts of Approval, including recognizing the existence of any asset or right transferred to JBS by means of the Merger.

5.3. Disclosure. The applicable documentation will be available to the shareholders of JBS, as of the date of the call for the Acts of Approval, (i) at its headquarters; (ii)on the Investor Relations website of JBS (https://ri.jbs.com.br/); and (iii) on the websites of the CVM and B3 S.A. - Brasil, Bolsa, Balcão.

5.4. Amendment. This Protocol may only be amended by means of a written instrument signed by the Parties.

5.5. Nullity and Ineffectiveness. The eventual declaration by any court of nullity or ineffectiveness of any of the agreements contained in this Protocol will not affect the validity and effectiveness of the others, which will be fully complied with, obliging the Parties to make their best efforts in order to validly adjust to obtain the same effects as the agreement that has been annulled or has become ineffective.

5.6. Waiver. The failure or delay of either Party to exercise any of its rights under this Protocol shall not be deemed a waiver or novation and shall not affect the subsequent exercise of such right. Any waiver will be effective only if specifically granted and in writing.

5.7. Irrevocability and Irretractability. This Protocol is irrevocable and irreversible, and the obligations assumed by the Parties herein also bind their successors in title.

5.8. Assignment. The assignment of any of the rights and obligations agreed in this Protocol is prohibited without the prior express written consent of the Parties.

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5.9. Enforcement Instrument. This Protocol, signed in the presence of two (2) witnesses, serves as an extrajudicial enforcement instrument in the form of the civil procedural legislation, for all legal effects. The Parties hereby acknowledge that (i) this Protocol constitutes an extrajudicial enforcement instrument for all purposes and effects of Law No. 13105 of March 16, 2015, as amended; and (ii) it is subject to specific execution in the form of the legislation in force.

5.10. Applicable Law. This Protocol will be interpreted and governed by the laws of the Federative Republic of Brazil.

5.11. Jurisdiction. The Parties and their respective administrations elect the Central Court of the Judicial District of São Paulo, State of São Paulo, to settle any divergences arising from this Protocol.

And, in witness whereof, the officers of the Parties sign this Protocol in two (2) counterparts of equal content and form and for one sole purpose, together with the witnesses below.

São Paulo, April 29, 2025.

[Remaining page intentionally left blank]

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[Signature page of the Instrument for the Protocol and Justification of the merger of
CONDESA NORTE INDÚSTRIA E COMÉRCIO LTDA. by JBS S.A.].

JBS S.A.

Name:	Name:
Title:	Title:

CONDESA NORTE INDÚSTRIA E COMÉRCIO LTDA.

Name:	Name:
Title:	Title:

Witnesses:

Name:	Name:
Title:	Title:

ATTACHMENT III

CONDESA APPRAISAL REPORT

CONDESA NORTE INDUSTRIA E COMERCIO LTDA.

Appraisal Report of the Net Asset formed by certain assets and liabilities calculated through the accounting books for the purpose of the Merger.

On March 13, 2025.

PORTO ALEGRE (51) 3388-6828	WWW.FACTUMBRASIL.COM.BR

Table of Contents

Accounting appraisal report for the purpose of the merger

Annex I - Trial balance as at December 31, 2024.

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Appraisal Report of the Net Asset formed by certain assets and liabilities calculated through the accounting books for the purpose of the Merger.

I - INTRODUCTION

FACTUM AVALIAÇÕES E CONSULTORIA S/S - EPP, a company headquartered at Rua Vasco da Gama, number 720, Conj. 401, Bairro Rio Branco, Zip Code: 90.420-110, in the city of Porto Alegre, State of Rio Grande do Sul, registered with CNPJ/ME (Corporate Taxpayer Registration) under No. 08.272. /0001-13, hereby represented by its member João Paulo Mynarski Silveira, Brazilian, Married, Civil Engineer, CPF 945.258.540-49 domiciled at Rua Vasco da Gama, Number 720, Conj. 401, Bairro Rio Branco, Zip Code: 90.420-110, in the city of Porto Alegre, State of Rio Grande do Sul and by João Batista Alves Wecki, Accountant, Brazilian, Divorced, enrolled with CRC/RS under No. 65.85I/O-7, CPF (Individual Taxpayer Registration) No. 364.415.890/87, domiciled at rua Joaquim Cruz, 521 - Bairro Santo Antônio, Porto Alegre/RS - Zip Code: 90.660-300, was hired by CONDESA NORTE INDUSTRIA E COMERCIO LTDA., a private company, headquartered at Avenida Marginal Direita do Tietê, n° 500, bloco II, subsolo, sala 36, Vila Jaguara, Zip Code 05118-100, and enrolled with CNPJ/ME under No. 05.703.088/0001-21 (hereinafter referred to simply as “CONDESA ALIMENTOS”), herein represented by its Director Joselman Antônio dos Santos, Brazilian, married under partial community property regime, accountant, holder of Identity Card RG no. 9724.948-SSP/MT and enrolled with CPF/MF under no. 487.810.291-87, with business address in the city of São Paulo, state of São Paulo, with business address in the same city, at Avenida Marginal Direita do Tietê, No. 500, bloco II, subsolo, sala 36, Vila Jaguara, CEP 05118-100. , and by JBS S/A, a publicly-held company, headquartered at Avenida Marginal Direta do Tietê, No. 500, bloco I 3°. Andar, Vila Jaguará, Municipality of São Paulo, State of São Paulo - Zip Code 05.118-100, and enrolled with the National Register of Legal Entities under CNPJ/ME No. 02.916.265/0001-60 (hereinafter referred to as “JBS”), represented hereby by its Director Gilberto Tomazoni, Brazilian, Married, Engineer, bearer of Identity Card No.No. 760187 SSP/SC and CPF 341.840.159/72, resident and domiciled in the City of São Paulo, State of São Paulo, with business address in the same city, located at Avenida Marginal Direta do Tietê, No. 500, bloco I 3°. Andar, Vila Jaguará, Municipality of São Paulo in the State of São Paulo - CEP 05.118-100, to carry out (i) the accounting evaluation of the assets and liabilities related to the social activity of the company that is the manufacture of dairy products (the “Asset Collection”), which make up its shareholders’ equity on March 13, 2025, to be spun-off and conferred to JBS S/A and (ii) the statement of the accounting shareholders’ equity of JBS S/A on March 13, 2025, which will incorporate the assets and liabilities of “CONDESA ALIMENTOS”, presents below the result of its work. It is worth clarifying that the merger process of the Assets described in item (i) above, are part of the unification of operations to be carried out, as described below.

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II - PURPOSE OF THE EVALUATION

The purpose of this report is (i) the valuation, at book value, of the Assets, on March 13, 2025, for the purposes of the Merger of “CONDESA ALIMENTOS”, with the total version of its assets to “JBS”, for specific purposes of the merger, all in accordance with the provisions of Arts. 8, 226, 227, 229 and 252 of Law no. 6.404/76, as amended and in force, and in accordance with the specific criteria and forms established in this valuation report (the “Appraisal Report”).

III - EVALUATION CRITERIA

The net value of the Net Assets was determined exclusively based on the accounting position presented in the “CONDESA ALIMENTOS “ VERIFICATION BALANCE SHEET, drawn up on December 31, 2024 for this purpose, and which has remained unchanged since that date, (ANNEX I), prepared under the responsibility of the “CONDESA ALIMENTOS”management.

IV - METHODOLOGY OF THE WORK

Our work mainly comprised: (a) application of analytical review procedures, (b) inquiry and discussion with the managers responsible for the accounting, financial and operational areas, regarding the main and criteria adopted in the preparation of these financial statements; (c) inquiry and discussion with the managers, regarding the existence of possible contingencies of a tax, civil and labor nature that are not adequately disclosed in the financial statements; and (d) review of the information and subsequent events that have or may have relevant effects on the financial situation and operations of “CONDESA ALIMENTOS”.

V - THE EQUITY COLLECTION TO BE CONFERRED

The Net Assets of “CONDESA ALIMENTOS” to be granted to “JBS” refers to 100.00% of equity, which on the date has a zero balance.

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VI - BALANCE SHEET OF “CONDESA ALIMENTOS”, BEFORE MERGER.

Trial Accounting Balance Sheet

Condesa Norte Indústria e Comércio Ltda

Cnpj: 05.703.088/0001-2

Base date: 12/31/2024

Asset	0.00	Liability	0.00
Current Assets	0.00	Current Liabilities	0.00
Non-Current Assets	0.00	Non-Current Liabilities	0.00
Permanent	0.00	Shareholders’ equity	0.00

As of the merger, “JBS” will succeed ““CONDESA ALIMENTOS”“, , in all its assets, liabilities, rights and obligations, without any interruption of continuity, and the shares held by “JBS” in the capital stock of “CONDESA ALIMENTOS” will be canceled due to the extinction of “CONDESA ALIMENTOS”, resulting from its incorporation into “JBS”.

VII - ASSETS, RIGHTS AND OBLIGATIONS

On the date of the event, no assets, rights and obligations contained in the Assets are recorded, and the financial statements with zero balances since December 31, 2024, duly accounted for in accordance with the accounting practices adopted in Brazil, applied in a uniform and consistent manner, having their proper and proper documentation, and the existence of any liens or claims of third parties is not verified

VIII - CONCLUSION

Based on the work carried out, we conclude that the net book value of the Net Assets, to be merged from “CONDESA ALIMENTOS” by “JBS” is zero book value, as shown in the balance sheet of December 31, 2024, contained in ANNEX I, which represents the assets and liabilities of the Company, and that “JBS” holds 100% of the capital stock of “CONDESA ALIMENTOS”, and therefore, it already recognizes in its assets the investment in subsidiaries, corresponding to the value of the net equity of “CONDESA ALIMENTOS”, and that the capital stock of “JBS” will not change with the event of the merger of “CONDESA ALIMENTOS”.

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IX - CLOSING

In compliance with legal requirements and procedures, we hereby inform you that:

In accordance with the professional standards established by the Federal Accounting Council, we are not aware of a direct or indirect conflict of interest, nor of any other circumstance that represents a conflict of interest in relation to the services that were provided by us and that are previously described; and

We are not aware of any action by the managers of “CONDESA ALIMENTOS” and “JBS” with the objective of directing, limiting, hindering or practicing any acts that have or may have compromised access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of the respective conclusions.

This report contains 8 (eight) sequentially numbered sheets.

There being nothing further, we issue this report, and date and sign all copies digitally.

São Paulo, March 13, 2025.

Factum Avaliações e Consultoria S/S Cnpj - 08.272.086/0001-13	João Batista Alves Wecki CRCRS - 065851.0-7

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ANNEX I - TRIAL DETERMINATION BALANCE SHEET - December 31, 2024

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Company: CONDESA NORTE INDÚSTRIA E COMÉRCIO LTDA	Sheet: 1
CNPJ: 05.703.088/0001-21
Period: 01/01/2024 to 12/31/2024

Trial Balance Sheet

Accounting Account	Account Description	Previous Balance	Debit	Credit	Current Balance
1	ASSET	8,364,261.00D	8,668,290.00	17,032,551.00	0.00 D
1.1	CURRENT ASSETS	0.00 D	8,288,253.75	8,288,253.75	0.00 D
1.1.02	RECEIVABLE ACCOUNTS	0.00 D	8,288,253.75	8,288,253.75	0.00 D
1.1.02.02	CLIENTS	0.00 D	8,288,253.75	8,288,253.75	0.00 D
1.1.02.02.00001	JBS S/A	0.00 D	8,288,253.75	8,288,253.75	0.00 D

1.3	PERMANENT ASSETS	8,364,261.00D	380,036.25	8,744,297.25	0.00 D
1.3.01	REAL ESTATE	8,364,261.00D	380,036.25	8,744,297.25	0.00 D
1.3.01.01	REAL ESTATE	8,668,290.00D	0.00	8,668,290.00	0.00 D
1.3.01.01.00001	CARS AND VEHICLES	28,000.OOD	0.00	28,000.00	0.00 D
1.3.01.01.00002	CONSTRUCTIONS AND BUILDINGS	5,975,000.00D	0.00	5,975,000.00	0.00 D
1.3.01.01.00005	MACHINERY AND EQUIPMENT	1,844,300.00D	0.00	1,844,300.00	0.00 D
1.3.01.01.00006	FURNITURE AND FIXTURES	990.00D	0.00	990.00	0.00 D
1.3.01.01.00007	LAND	820,000.00D	0.00	820,000.00	0.00 D

1.3.01.03	ACCUMULATED DEPRECIATION	304,029.000	380,036.25	76,007.25	0.00 D
1.3.01.03.00001	CARS AND VEHICLES	5,600.4C	7,000.05	1,400.01	0.00 D
1.3.01.03.00002	CONSTRUCTIONS AND BUILDINGS	119,499.96C	149,374.95	29,874.99	0.00 D
1.3.01.03.00005	MACHINERY AND EQUIPMENT	178,830.00C	223,537.50	44,707.50	0.00 D
1.3.01.03.00006	FURNITURE AND FIXTURES	99.000	123.75	24.75	0.00 D

2	LIABILITY	8,364,261.000	9,613,109.61	1,248,848.61	0.000
2.2	PASSIVO EXK3TVEL A LONGO PRAZO	7,701,833.07C	8,288,253.75	586,420.68	0.000
2.2.03	MUTUAL FUND	7,701,833.07C	8,288,253.75	586,420.68	0.000
2.2.03.01	CURRENT ACCOUNT BETWEEN COMPANIES	7,701,833.07C	8,288,253.75	586,420.68	0.000
2.2.03.01.00001	CURRENT ACCOUNT BETWEEN COMPANIES - JBS	7,701,833.07C	8,288,253.75	586,420.68	0.000

2.3	NET EQUITY	662,427.93C	662,427.93	0.00	0.000
2.3.01	SUBSCRIBED SHARE CAPITAL	8,500,000.00C	0.00	0.00	8,500,000.000
2.3.01.01	PAID-IN SHARE CAPITAL	8,500,000.00C	0.00	0.00	8,500,000.000
2.3.01.01.00002	SHARE CAPITAL	8,500,000.00C	0.00	0.00	8,500,000.000

2.3.02	ACCUMULATED EARNINGS AND LOSSES	7,837,572.07D	662,427.93	0.00	8,500,000.000
2.3.02.01	ACCUMULATED EARNINGS AND LOSSES	7,837,572.07D	662,427.93	0.00	8,500,000.000
2.3.02.01.00001	ACCUMULATED LOSSES	7,837,572.07D	662,427.93	0.00	8,500,000.00 D

2.8	ZEROING OUT ACCOUNT	0,00C	662,427.93	662,427.93	0.000
2.8.01	ZEROING OUT ACCOUNT	0,00C	662,427.93	662,427.93	0.000
2.8.01.01	ZEROING OUT ACCOUNT	0,00C	662,427.93	662,427.93	0.000
2.8.01.01.00001	ZEROING OUT ACCOUNT	0,00C	662,427.93	662,427.93	0.000

4	EXPENSES	0.00D	662,427.93	662,427.93	0.00 D
4.1	OPERATING EXPENSES	0.00 D	662,427.93	662,427.93	0.00 D
4.1.01	ADMINISTRATIVE EXPENSES	0.00 D	662,427.93	662,427.93	0.00 D
4.1.01.01	GENERAL AND ADMINISTRATIVE EXPENSES	0.00D	662,427.93	662,427.93	0.00 D
4.1.01.01.00010	ADM PROCEEDINGS	0.00D	586,420.68	586,420.68	0.00 D
4.1.01.01.00100	DEPRECIATION AND AMORTIZATION	0.00D	76,007.25	76,007.25	0.00 D

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PORTO ALEGRE (51) 3388-6828	WWW.FACTUMBRASIL.COM.BR

Company: CONDESA NORTE INDUSTRIA E COMÉRCIO LTDA	Sheet: 2
CNPJ: 05.703.088/0001-21
Period: 01/01/2024 to 12/31/2024

Trial Balance Sheet

Accounting Account	Account Description	Previous Balance	Debit	Credit	Current Balance
ASSET		8.3(34,261.00 D	8,668,290.00	17,032,551.00	0.00 D
LIABILITY		8,364,261.00 C	9,613,109.61	1,248,848.61	0.00 C
REVENUE		0.00 C	0.00	0.00	0.00 C
EXPENSES		0.00 D	662,427.93	662,427.93	0.00 D
COST		0.00 D	0.00	0.00	0.00 D
RESULT		0.00 D	0.00	0.00	0.00 D
RESULT					0.00

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PORTO ALEGRE (51) 3388-6828	WWW.FACTUMBRASIL.COM.BR

ATTACHMENT IV

ATTENDANCE LIST

ASM – Attendees
Names
JOAO PAULO DOS SANTOS PACIFICO
EMMANUEL DOS SANTOS PONTE
WAYNE LINDBERGH SILVA
JBS PARTICIPACOES SOCIETARIAS S.A.
J E F INVESTIMENTOS S.A
CONTI INTERNATIONAL
AMUNDI INDEX SOLUTIONS
MAYLLA SOUZA DA COSTA
STATE STREET IRELAND UNIT TRUST
ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD
SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND
PENSION PLANS MASTER TRUST FOR ALCOA USA CORPORATI
HARTFORD HEALTHCARE CORPORATION DEFINED BENEFIT MASTER TRUST
FUTURE FUND BOARD OF GUARDIANS
COHEN STEERS COLLECTIVE INVESTMENT TRUST
COHEN AND STEERS NATURAL RESOURCES ACTIVE ETF
BNDES PARTICIPACOES S/A BNDESPAR
CAMILA DORETTO CASTILHO
COHEN STEERS REAL ASSETS FUND INC
STICHTING BEDRIJFSTAKPENSIOENFONDS V H S A ENGLASZETBEDRIJF
SEGALL BRYANT HAMILL EMERGING MARKETS FUND LP

ESM - Attendees
Names
JOAO PAULO DOS SANTOS PACIFICO
EMMANUEL DOS SANTOS PONTE
WAYNE LINDBERGH SILVA
JBS PARTICIPACOES SOCIETARIAS S.A.
J E F INVESTIMENTOS S.A
CONTI INTERNATIONAL
AMUNDI INDEX SOLUTIONS
MAYLLA SOUZA DA COSTA
BNDES PARTICIPACOES S/A BNDESPAR
CAMILA DORETTO CASTILHO
STICHTING BEDRIJFSTAKPENSIOENFONDS V H S A ENGLASZETBEDRIJF
SEGALL BRYANT HAMILL EMERGING MARKETS FUND LP

ASM BVD
Names
ANA PAULA ALVES CARNEIRO HAJNAL
DOUGLAS FABIANO DE MELO
EDUARDO SHAKIR CARONE
RAPHAEL ALVES FERNANDES
VANIA CARVALHO AMARAL

CLUBE DE INVESTIMENTO PENEDO
MONETUS FIC - BDR NIVEL I
SANTANDER FDO DE INV PREV SELECAO TOP ACOES
SANTANDER FDO DE INV.INSTITUCIONAL ACOES
SANTANDER FI DIVIDENDOS TOP ACOES
SANTANDER FI IBOVESPA PASSIVO ACOES
SANTANDER FI IBRX ACOES
SANTANDER FI STAR LONG SHORT MULTIMERCADO
SANTANDER FI VALOR ACOES
SANTANDER FUNDO MÜTUO DE PRIVATIZAçâO - FGTS CARTEIRA LIVRE
SANTANDER PREV AES DIVIDENDOS FUNDO DE INVESTIMENTO
SANTANDER PREV MULTIMERCADO SELECAO LONG BIASED FI
SANTANDER SELECAO LONG BIASED MULTIMERCADO FI
SANTANDER STAR LONG SHORT DIRECIONAL MULTIMERCADO FI
VISTA 70 RV PREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO
ANTONIO MARCOS FIGUEIREDO FERREIRA
MIGUEL HLEBCZUK JUNIOR
ELINALDO VIEIRA DOS SANTOS
THOMAS MAGNO DE JESUS SILVEIRA
CLERSON MIGUEL DE LIMA MORAES
EDSON CESAR VALDEVITE
DANIEL CALABRIA LIMA DE SOUSA
ROBSON PAES MACHADO
CORNELL UNIVERSITY
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM
LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD
OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM
EDERSON AUGUSTO DE LIMA MORAES
ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF
AMERICAN BAR ASSOCIATION MEMBERS/MTC COLLECTIVE TRUST
AMERICAN FUNDS INS SERIES NEW WORLD FUND
PRINCIPAL GLOBAL INVESTORS FUNDS
CIBC EMERGING MARKETS INDEX FUND
STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD
DIMENSIONAL EMERGING MKTS VALUE FUND
EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII
RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.
IBM 401 (K) PLUS PLAN
NN (L)
IVY EMERGING MARKETS EQUITY FUND
MANAGED PENSION FUNDS LIMITED
MARYLAND STATE RETIREMENT AND PENSION SYSTEM
OHIO POLICE AND FIRE PENSION FUND
AVIVA INVESTORS
PRUDENTIAL TRUST COMPANY
PRUDENTIAL WORLD FUND INC. - PGIM QMA I. E. FUND
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI
LAUDUS INTERNATIONAL MARKETSMASTER FUND

RUSSEL EMERGING MARKETS EQUITY POOL
STATE OF CONNECTICUT ACTING T. ITS TREASURER
STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS
PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND
TEACHER RETIREMENT SYSTEM OF TEXAS
TEACHERS RETIREMENT ALLOWANCES
CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND
THE EMERGING M.S. OF THE DFA I.T.CO.
THE MONETARY AUTHORITY OF SINGAPORE
VAN ECK VIP TRUST - VAN ECK VIP GLOBAL HARD ASSETS FUND
VANGUARD INVESTMENT SERIES PLC
ACADIAN EMEMRGING MARKETS EQUITY FUND
WAGNER LUCAS REIS LOPES PEREIRA
AEGON CUSTODY BV
ALLIANZ ACTIONS EMERGENTES
AMERICAN FUNDS INSURANCE SERIES INTERNAT FUND
CITY OF MEMPHIS RETIREMENT SYSTEM
CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM
FLORIDA RETIREMENT SYSTEM TRUST FUND
RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND
STATE STREET VARIABLE INSURANCE SERIES FUNDS INC INC
HALLIBURTON CO EMPLOYEE BENEFIT MASTER TRUST
JOHN DEERE PENSION TRUST
LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED
LOUSIANA STATE EMPLOYEES RETIR SYSTEM
OMERS ADMINISTRATION CORPORATION
ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD
IN BK FOR REC AND DEVAS TR FT ST RET PLAN AND TR/RSBP AN TRAS TR FT ST RET PLAN AND TR/RSBP AN TR
STATE OF ALASKA RETIREMENT AND BENEFITS PLANS
STATE OF MINNESOTA STATE EMPLOYEES RET PLAN
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
THE FIRST CHURCH OF CHRIST SCIENT B MASS
ALBERTA INVESTMENT MANAGEMENT CORPORATION
THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD
WEST VIRGINIA INVESTMENT MANAGEMENT BOARD
HOUSTON MUNICIPAL EMPLOYEES PENSION SYSTEM
WASHINGTON STATE INVESTMENT BOARD
SPARTA FUNDO DE INVESTIMENTO EM ACOES - BDR NIVEL I
PEDRO CARVALHO DO NASCIMENTO
WM POOL - GLOBAL EQUITIESTRUST N 6
RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY
AWARE SUPER PTY LTD
LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION
SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO
1199 HEALTH CARE EMPLOYEES PENSION FUND
SEI INST INVEST TR WORLD EQ EX-US FUND
CATERPILLAR INC MASTER RETIREMENT T
COLORADO PUBLIC EMPLOYEES RET. ASSOCIATION
EMERSON ELECTRIC COMPANY MASTER RETIREMENT TR

FIREMEN S ANNUITY AND BEN. FD OF CHICAGO
FORD MOTOR COMPANY OF CANADA L PENSION TRUST L PENSION TRUST
INTERNATIONAL MONETARY FUND
LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST
MUNICIPAL E ANNUITY A B FUND OF CHICAGO
FIREFIGHTERS RETIREMENT SYSTEM
JOAO DAVI PARZIANELLO DAVANTEL
TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS
TEACHERS RETIREMENT SYSTEM OF OKLAHOMA
3M EMPLOYEE RETIREMENT INCOME PLAN TRUST
THE BOARD OF.A.C.E.R.S.LOS ANGELESCALIFORNIACALIFORNIA
ILLINOIS MUNICIPAL RETIREMENT FUND
UTAH STATE RETIREMENT SYSTEMS
SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA
ACADIAN ALL COUNTRY WORLD EX US FUND
CHUNGHWA POST CO LTD LTD
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COMMONWEALTH GLOBAL SHARE FUND 17
EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS
JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST
NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST
THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
LSV EMERGING MARKETS EQUITY FUND LP
EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU
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THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO
VICTORIAN FUNDS MAN C A T F V E M T
BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND
BOMBARDIER TRUST CANADA GLOBAL EQUITIES FUND
STICHTING PENSIOENFONDS HOOGOVENS
ISHARES PUBLIC LIMITED COMPANY
NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND
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ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES
VALIC COMPANY I INTERNATIONAL VALUE FUND
VALIC COMPANY I GLOBAL STRATEGY FUND
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UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST
STANLIB FUNDS LIMITED
THE MASTER T BK OF JPN LTD AS T OF NIKKO BR EQ MOTHER FUND LTD AS T OF NIKKO BR EQ MOTHER FUND
JONAS THIAGO DA SILVA
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BRIGHTHOUSE FUNDS TRUST I B/ABERDEEN EMER MARKETS EQU PORTF
NORTHERN EMERGING MARKETS EQUITY INDEX FUND
STANISLAUS COUNTY EMPLOYEES RETIREMENT ASSOCIATION
THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN
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THE METHODIST HOSPITAL

ETERNITY LTD
MGI FUNDS PLC
CHEVRON UK PENSION PLAN
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MERCER NON-US CORE EQUITY FUND
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SPDR MSCI ACWI EX-US ETF
SPDR SP EMERGING MARKETS ETF
E-L FINANCIAL CORPORATION LIMITED
GMO EMERGING M. FUND A SERIES OF GMO TRUST A SERIES OF GMO TRUST
BAPTIST HEALTH SOUTH FLORIDA INC. INC.
NEW YORK STATE TEACHERS RETIREMENT SYSTEM
CAUSEWAY EMERGING MARKETS FUND
VIRGINIA RETIREMENT SYSTEM
COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY
STATE STREET EMERGING MARKETS E N-L C TRUST FUND
OAKLAND POLICE FIRE RET SYSTEM
MERCER INTERNATIONAL EQUITY FUND
ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ GEM EQUITY HIGH DIVI
ACADIAN GLOBAL MARKET NEUTRAL FUND LLC LLC
BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY
LIONTRUST INVESTMENT FUNDS I - LIONTRUST LATIN AMERICA FUND
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND
IVESCO FTSE RAFI EMERGING MARKETS ETF
NORTHERN TRUST INVESTIMENT FUNDS PLC
ISHARES MSCI BRIC ETF
PEOPLE S BANK OF CHINA
PUBLIC SECTOR PENSION INVESTMENT BOARD
CATERPILLAR INVESTMENT TRUST
THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND
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EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD
CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F.
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THE CAPTIVE INVESTORS FUND
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EASTSPRING INVESTMENTS
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THRIVENT PARTNER EMERGING MARKETS EQUITY PORTFOLIO
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VANGUARD TOTAL WORLD STOCK INDEX FUND A SERIES OF A SERIES OF
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4UM MARLIM DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES
ISHARES III PUBLIC LIMITED COMPANY
LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST
NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING
SEI INSTITUTIONAL INVESTMENTS TRUST SWE EX-US FUND

THE WAWANESA MUTUAL INSURANCE COMPANY
AMERICAN HEART ASSOCIATION INC. INC.
REGIME DE RETRAITE D HYDRO-QUEBEC
RUSSELL INSTITUTIONAL FUNDS LLC - REM EQUITY PLUS FUND LLC - REM EQUITY PLUS FUND
PICTET - EMERGING MARKETS INDEX
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COMMONWEALTH GLOBAL SHARE FUND 23
CHALLENGE FUNDS
CUSTODY BANK OF JAPAN LTD. RE: EMERG EQUITY PASSIVE MOTHR F LTD. RE: EMERG EQUITY PASSIVE MOTHR F
FIDELITY INVESTMENT TRUST: FIDELITY GLOBAL COMMODITY STOCK F
ACADIAN EMERGING MARKETS EQUITY II FUND LLC LLC
HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO
CENTRAL PROVIDENT FUND BOARD
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PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER
PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO
COHEN STEERS INC.
COHEN STEERS SICAV
ARIZONA PSPRS TRUST
FIDELITY SALEM STREET TRUST: FIDELITY STRAT REAL RETURN FUND
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SCHWAB EMERGING MARKETS EQUITY ETF
LACM EMERGING MARKETS FUND L.P.
ISHARES MSCI EMERGING MARKETS ETF
FRANCISCAN ALLIANCE INC. MASTER PENSION TRUST INC. MASTER PENSION TRUST
HUMILITY LTD
THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK
INVESCO MARKETS III PLC - INVESCO FTSE RAFI ALL-WORLD 3000 U
INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF
COMMONWEALTH EMERGING MARKETS FUND 6
VAN ECK GLOBAL HARD ASSETS FUND
GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND
COX ENTERPRISES INC MASTER TRUST
CHANG HWA CO BANK LTD IN ITS C AS M CUST OF N B FUND LTD IN ITS C AS M CUST OF N B FUND
NAT WEST BK PLC AS TR OF ST JAMES PL GL EMER MKTS UNIT FUND
QSUPER
BMO MSCI EMERGING MARKETS INDEX ETF
WELLINGTON TRUST COMPANY N.A.
FIRST TRUST EMERGING MARKETS ALPHADEX FUND
NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L
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LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND
CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.
CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO

JOSIANE BUGIGA REBELLATO
BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND
ELIEL SOUSA MOREIRA
NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST
MARCOS OLIVEIRA DE LUNA
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CAUSEWAY INTERNATIONAL OPPORTUNITIES GROUP TRUST
VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND
QIC INTERNATIONAL EQUITIES FUND
LSV INTERNATIONAL (AC) VALUE EQUITY FUND LP LP
FIRST TRUST BRAZIL ALPHADEX FUND
FIRST TRUST LATIN AMERICA ALPHADEX FUND
SSGA SPDR ETFS EUROPE I PLC
RETAIL EMPLOYEES S PTY. LIMITED
EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD
TEXAS MUNICIPAL RETIREMENT SYSTEM
HARTFORD EMERGING MARKETS EQUITY FUND
TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT
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FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND
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ISHARES V PUBLIC LIMITED COMPANY
EMPLOYEES RETIREMENT SYSTEM OF TEXAS
MIP ACTIVE STOCK MASTER PORTFOLIO
DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE
STATE STREET ALL-COUNTRY W A NON-LENDING COMMON TRUST
ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF
GOLDMAN SACHS FUNDS II - GOLDMAN SACHS GMS EMERGING MARKETS
VOYA EMERGING MARKETS INDEX PORTFOLIO
VANGUARD FUNDS PUBLIC LIMITED COMPANY
VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND
ARROWSTREET US GROUP TRUST
INVESCO SP EMERGING MARKETS MOMENTUM ETF
PGIM QUALIFYING INVESTOR FUNDS PLC
ISHARES EMERGING MARKETS DIVIDEND ETF
MERCER EMERGING MARKETS EQUITY FUND
MERCER QIF FUND PLC
JEFFREY LLC
FAROL FUNDO DE INVESTIMENTO EM ACOES
ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL
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COMMONWEALTH SUPERANNUATION CORPORATION
HAND COMPOSITE EMPLOYEE BENEFIT TRUST
WATER AND POWER EMPLOYEES RETIREMENT PLAN
UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST
JOSE ROBERTO RODRIGUES JUNIOR
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DEUTSCHE INVEST I BRAZILIAN EQUITIES
DWS INVEST LATIN AMERICAN EQUITIES
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ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF
BLACKROCK GLOBAL INDEX FUNDS
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EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO
LIBERTY MUTUAL 401K PLAN
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WILSHIRE MUTUAL FUNDS INC. - WILSHIRE INTERNATIONAL EQUITY INC. - WILSHIRE INTERNATIONAL EQUITY
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FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET
COMMONFUND EM QUANTITATIVE FOCUS FUND LLC LLC
HARTFORD HEALTHCARE ENDOWMENT LLC
CONNECTICUT GENERAL LIFE INSURANCE COMPANY
NORTHERN TRUST COMPANY SUB-ADVISED COLLECTIVE FUNDS TRUST
EXELON GENERATION COMP LLC TAX QUALIFIED NUCLEAR DECOMM PAR LLC TAX QUALIFIED NUCLEAR DECOMM PAR
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CLINTON NUCLEAR POWER PLANT QUALIFIED FUND
THE GOLDMAN SACHS TRUST COMPANY NA COLLECTIVE TRUST
ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF ASFOTA CCF ASFOTA CCF
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ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED)
METIS EQUITY TRUST
DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF
ALLIANZ GLOBAL INVESTORS FUND-ALLIANZ EM M EQ OPP
XTRACKERS (IE) PUBLIC LIMITED COMPANY
PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST
TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK
ALPS EMERGING SECTOR DIVIDEND DOGS ETF
XTRACKERS
THE MASTER TRUST BANK OF JAPAN LTD. AS T OF MUTB400021492 LTD. AS T OF MUTB400021492
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NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L
NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND
UNIVERSAL-INVESTMENT-GE. MBH ON B. OF LVUI EQ. EM. MKTS
ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED
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ENSIGN PEAK ADVISORSINCINC
SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF
CONSTRUCTION BUILDING UNIONS SUPER FUND
MERCER UNHEDGED OVERSEAS SHARES TRUST
SANTANDER SICAV
NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST
JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF

ALLIANZ GLOBAL INVESTORS GMBH AGINDO EM NOME DE CBP GROWTH
BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)
LSV GLOBAL VALUE FUND
MDPIM EMERGING MARKETS EQUITY POOL
STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO
WM POOL - EQUITIES TRUST NO 74
CAUSEWAY INTERNATIONAL OPPORTUNITIES FUND
LEGAL & GENERAL GLOBAL EQUITY INDEX FUND
MOBIUS LIFE LIMITED
ALFRED P. SLOAN FOUNDATION
CARLOS FONSECA AVILA
ITAU FUNDS - LATIN AMERICA EQUITY FUND
INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST
SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND
ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLES E M E
AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND
LATTICE EMERGING MARKETS STRATEGY ETF
POOL REINSURANCE COMPANY LIMITED
LEGAL GENERAL U. ETF P. LIMITED COMPANY
FUNDPARTNER SOLUTIONS (SUISSE) SA - TURICUM - AKTIEN - UND I
LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST
ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF
ISHARES EDGE MSCI MULTIFACTOR GLOBAL ETF
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ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND II
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PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND
PIMCO RAE EMERGING MARKETS FUND LLC
DANIEL ANNUNCIATO JUNIOR
RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND
GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND
ROCHE U.S. RETIREMENT PLANS MASTER TRUST
COMMONWEALTH GLOBAL SHARE FUND 30
STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND
STATE STREET EMERGING MARKETS EQUITY INDEX FUND
COMMONWEALTH OF MASSACHUSETTS EMPLOYEES DEFERRED COMP PLAN
COLONIAL FIRST STATE INVESTMENT FUND 10
THE MASTER TRUST BANK OF JAPAN LTD. AS T OF MUTB400021536 LTD. AS T OF MUTB400021536
MFS BLENDED RESEARCH EMERGING MARKETS EQUITY FUND
AVADIS FUND - AKTIEN EMERGING MARKETS INDEX
CAUSEWAY FUNDS PLC
GMO BENCHMARK-FREE FUND A SERIES OF GMO TRUST A SERIES OF GMO TRUST
JUNTO PARTICIPACOES FIA
ARROWSTREET COLLECTIVE INVESTMENT TRUST
LACM EMII L.P. L.P.
SEGALL BRYANT HAMILL EMERGING MARKETS FUND
THE BOARD OF THE PENSION PROTECTION FUND
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WM POOL - EQUITIES TRUST NO. 75
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NORTHERN TRUST UCITS FGR FUND
VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F
STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S
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QSMA1 LLC
GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P
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THE BOARD OF TRUSTEES OF THE NATIONAL PROVIDENT FUND
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ACADIAN COLLECTIVE INVESTMENT TRUST
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MERCER DIOCESE OF BROOKLYN GROWTH STRATEGY
MERCER DIOCESE OF BROOKLYN LAY PENSION INVESTMENT TRUST
THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD
CUSTODY BANK OF JAPAN LTD. AS TR F HSBC BRAZIL NEW MO FUND LTD. AS TR F HSBC BRAZIL NEW MO FUND
AQR EMERGING EQUITIES FUND LP
LEGAL & GENERAL ICAV
THE MASTER TRUST BANK OF JAPAN LTD. AS TRUSTEE OF MTBJ40002 LTD. AS TRUSTEE OF MTBJ40002
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
MINISTRY OF ECONOMY AND FINANCE
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PRIME SUPER
JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT
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CITITRUST LIMITED AS T OF A F S A MODERATE GROWTH FUND
CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD
FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND
VANECK ICAV
PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD
PACER EMERGING MARKETS CASH COWS 100 ETF
ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND
HARTFORD MULTIFACTOR LOW VOLATILITY INTERNATIONAL EQUITY ETF
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PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN
SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG
GLOBAL ALPHA TILTS FUND B
BLACKROCK ADVANTAGE E. M. FUND OF BLACKROCK FUNDS
NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND
RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL

LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND LLC LLC
FRANKLIN LIBERTYSHARES ICAV
AQR INNOVATION FUND L.P. L.P.
VICTORYSHARES USAA MSCI E. M. VALUE M. ETF
LSV GLOBAL VALUE EQUITY FUND
THE INCUBATION FUND LTD. LTD.
ALLIANZ EMERGING MARKETS EQUITY FUND
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FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI
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NATIONAL PENSION INSURANCE FUND
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VANGUARD EMERGING MARKETS STOCK INDEX FUND
MFS INVESTMENT FUNDS - BLENDED RESEARCH EMERGING
MERCER EMERGING MARKETS SHARES FUND
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PARAMETRIC TMEMC FUND LP LP
COLUMBIA OVERSEAS CORE FUND
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ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG
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VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
THREADNEEDLE INVESTMENT FUNDS ICVC - LATIN AMERICA
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KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E
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ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE
PHILADELPHIA GAS WORKS PENSION PLAN
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MERCER UCITS COMMON CONTRACTUAL FUND
FRANKLIN EMERGING MARKETS CORE EQUITY FUND
ARTHUR DE CASTRO BARBOSA SIVIERO
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DUPONT SPECIALTY PRODUCTS RELATED CO SAVINGS PLA
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KOLUMBAN II - AKTIEN WELT
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THRIVENT CORE EMERGING MARKETS EQUITY FUND
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AZ FUND 1 - AZ EQUITY - BRAZIL TREND
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UTIMCO SP II LLC
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CPPIB MAP CAYMAN SPC
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LEGAL & GENERAL CCF
STICHTING PENSIOENFONDS PGB
THRIFT SAVINGS PLAN
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MACKENZIE EMERGING MARKETS EQUITY INDEX ETF
ARROWSTREET EMK ALPHA EXTENSION FUND L.P.
JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T
NATIONAL EMPLOYMENT SAVINGS TRUST
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ABL GLOBAL EMERGING EQUITY INVESTMENT TRUST
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AIA INVESTMENT FUNDS AIA EQUITY INCOME FUND

BMO INVESTMENT FUNDS (UK) ICVC III - BMO UNIVERSAL
COLUMBIA TRUST OVERSEAS VALUE FUND
PAULO RICARDO OST FRANK
IMCO EMERGING MARKETS PUBLIC EQUITY LP
FREEDOM 100 EMERGING MARKETS ETF
ARROWSTREET EMERGING MARKET TRUST FUND
SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT
QIC LISTED EQUITIES FUND
JNL EMERGING MARKETS INDEX FUND
ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.
BRIGHTHOUSE FUNDS TRUST II - VANECK GLOBAL NATURAL
CIBC EMERGING MARKETS EQUITY INDEX ETF
ARGA INTERNATIONAL SECTOR-NEUTRAL VALUE EQUITY FUN
LGIASUPER TRUSTEE
COLONIAL FIRST STATE INVESTMENT FUND 96
MACQUARIE MULTI-FACTOR FUND
MACQUARIE TRUE INDEX EMERGING MARKETS FUND
CLARITAS QUANT MASTER II FIA
THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED AS TRUSTEE FO
ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU
CAUSEWAY EMERGING MARKETS EQUITY CIT
AMERICAN CENTURY ETF TRUST-AVANTIS EMERGING MARKET
HSBC ETFS PLC HSBC EMERG MARKET SUSTAIN EQUITY UCITS ETF
HSBC ETFS PUBLIC LIMITED COMPANY
HSBC GLOBAL INVESTMENT FUNDS - BRAZIL EQUITY
HGIF - GLOBAL EMERGING MARKETS MULTI-ASSET INCOME
REASSURE LIMITED
COMMONWEALTH GLOBAL SHARE FUND 16
NEPC COLLECTIVE INVESTMENT TRUST
COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR
GMO EMERGING MARKETS EX-CHINA FUND A SERIES OF GM A SERIES OF GM
CF DIVERSE EQUITY OPPORTUNITIES LLC LLC
CATHOLIC RESPONSIBLE INVESTMENTS INTERNATIONAL EQU
NEPC INVESTMENT LLC
TSW EMERGING MARKETS FUND
RAYLIANT QUANTAMENTAL EMERGING MARKET EQUITY ETF
LUIGI TENORIO DE ANDRADE
LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS
HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND
ROYAL LONDON EQUITY FUNDS ICVC
MG FUNDS 1 MFS GLOBAL EMERGING MARKETS EQUITY FUND
FUNDO DE INVESTIMENTO MULTIMERCADO CP IE -3102
LUCAS NEVES DA SILVA SOUSA
ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ VGI 1 FON
ALLIANZ GB INV GMBH ON BEHALF OF ALLIANZ VGL FONDS
ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ
ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF KOMFORTDYNAMIK S
CAPITAL GROUP INTERNATIONAL FOCUS EQUITY ETF
PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND

ALLIANZ GLOBAL INV GMBH ACTING ON BEHALF OF ALLIANZ EEE FON
INVESCO MARKETS III PLC - INVESCO FTSE EMERGING MA
BLACKROCK BALANCED CAPITAL FUND INC. INC.
ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF
THE MASTER TRUST BANK OF JAPAN LTD. AS TRUSTEE FO LTD. AS TRUSTEE FO
THE MASTER TRUST BANK OF JAP LTD. AS TR. FOR MTBJ400045828 LTD. AS TR. FOR MTBJ400045828
THE MASTER TRUST BANK OF JAP. LTD. AS TR. FOR MTBJ400045829 LTD. AS TR. FOR MTBJ400045829
THE MASTER TRUST BANK OF JAPAN LTD. AS T. FOR MTBJ400045835 LTD. AS T. FOR MTBJ400045835
THE MASTER TRUST BANK OF JAPAN LTD. AS TRU FO MTBJ400045849 LTD. AS TRU FO MTBJ400045849
THE MASTER TRUST BANK OF JAPAN LTD. AS TR FOR MUTB400045792 LTD. AS TR FOR MUTB400045792
THE MASTER TRUST BANK OF JAPAN LTD. TRUSTEE MUTB400045794 LTD. TRUSTEE MUTB400045794
THE MASTER TRUST BANK OF JAPAN LTD. AS TRUSTEE FOR MUTB4000 LTD. AS TRUSTEE FOR MUTB4000
RUTGERS THE STATE UNIVERSITY THE STATE UNIVERSITY
CARILLON CLARIVEST INTERNATIONAL STOCK FUND
LACM ACWI EX US EQUITY FUND L.P.
JANA DIVERSIFIED GLOBAL SHARE TRUST
INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST
MATEUS HENRIQUE NERY DE SANTANA
GMO MULTI-ASSET TRUST
BNP PARIBAS EASY MSCI EMERGING ESG FILTERED MIN TE
MULTIMIX WHOLESALE INTERNATIONAL SHARES TRUST
MBB PUBLIC MARKETS I LLC
SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF
GILBERTO ANTONIO DE MELLO
PUBLIC EMPLOYEES LONG-TERM CARE FUND
VIRTUS PARTNERS INC. INC.
AVIVA INVESTORS FUNDS ACS - AVIVA INVESTORS EMERGING MARKET
VOYA VACS INDEX SERIES EM PORTFOLIO
JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF
VOYA VACS SERIES EME FUND
FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL
FACTORY MUTUAL INSURANCE COMPANY
FRANKLIN FUND ALLOCATOR SERIES - FRANKLIN EMERGING
GOLDMAN SACHS FUNDS - GOLDMAN SACHS EMERGING MARKE
BLACKROCK SUSTAINABLE ADVANTAGE GL EQUITY FD OF BLKRK FDS
CAMBRIA GLOBAL VALUE ETF
GLOBAL X BRAZIL ACTIVE ETF
EMERGING MARKETS COMPLETION FUND L.P. L.P.
RUSSELL INVESTMENTS GLOBAL SHARES INDEX FUND
GLOBAL DELTA EMERGING MARKETS FUND LP LP
ALASKA COMMON TRUST FUND
CANADA LIFE DIVERSIFIED REAL ASSETS FUND
ARROWSTREET (DELAWARE) L/S FUND L.P.
ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ DLVR FOND
ISHARES MSCI EMERGING MARKETS VALUE FACTOR ETF
INVESCO INVESTMENT MANAGEMENT LTD ACTING AS MANAG ACTING AS MANAG
INVESCO BCPL BADGER FUND
AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK
AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF
AMERICAN BEACON GLG NATURAL RESOURCES ETF
ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND

LOCAL AUTHORITIES SUPERANNUATION FUND
MACKENZIE EMERGING MARKETS EX-CHINA EQUITY FUND
POLICE AND FIREMEN S RETIREMENT SYSTEM OF NEW JERS
GLOBEFLEX EMERGING MARKETS ALL CAP COMMINGLED TRUS
THRIFT SAVINGS PLAN
CAPITAL GROUP NEW GEOGRAPHY EQUITY ETF
COLONIAL FIRST STATE INVESTMENT FUND 121
SPDR S&P EMERGING MARKETS EX-CHINA ETF
COLONIAL FIRST STATE INVESTMENT FUND 122
ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ PV-WS FON
ENVIRONMENT FUND
DESJARDINS EMERGING MARKETS EQUITY INDEX ETF
FIDELITY COVINGTON TRUST: FIDELITY ENHANCED EMERGI
FIRST SENTIER INVESTORS GLOBAL UMBRELLA FUND PLC RQI GLOBAL
HSBC INDEX TRACKER INVESTMENT FUNDS - MSCI EMERGING MARKETS
HSBC INDEX TRACKER INVESTMENT FUNDS - MSCI EMERGING MARKETS
NATIONAL COUNCIL OF SOCIAL SERVICE
FERNANDO ANTONIO MARQUES JUNIOR
SALVADOR FERNANDES DE JESUS JUNIOR
ANDERSON DA SILVA GOMES
SILVANA COSTA VERONEZ
AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER
AVIVA LIFE PENSIONS UK LIMITED
BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD
ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND
BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND
CAPITAL GROUP EMPLOYEE BENEFIT INVESTMENT TRUST
CAPITAL INTERNATIONAL FUND
CAPITAL WORLD GROWTH AND INCOME FUND
COLUMBIA OVERSEES VALUE FUND
EUROPACIFIC GROWTH FUND
H.E.S.T. AUSTRALIA LIMITED
INDUSTRIENS PENSIONFORSIKRING
ARROWSTREET GLOBAL EQUITY FUND
MANAGEMENT BOARD PUBLIC SERVICE PENSION FUND
NEW WORLD FUND INC. INC.
COLUMBIA GLOBAL OPPORTUNITIES FUND
COLUMBIA VARIABLE PORTFOLIO - OVERSEAS CORE FUND
SAS TRUSTEE CORPORATION POOLED FUND
SBC MASTER PENSION TRUST
STATE OF CALIFORNIA MASTER TRUST
STATE OF WYOMING
STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL
VANGUARD EMERGING MARKETS SHARES INDEX FUND
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD A SE VAN S F A SE VAN S F

ESM BVD
Names
ANA PAULA ALVES CARNEIRO HAJNAL
DOUGLAS FABIANO DE MELO
EDUARDO SHAKIR CARONE
RAPHAEL ALVES FERNANDES
VANIA CARVALHO AMARAL
CLUBE DE INVESTIMENTO PENEDO
MONETUS FIC - BDR NIVEL I
SANTANDER FDO DE INV PREV SELECAO TOP ACOES
SANTANDER FDO DE INV.INSTITUCIONAL ACOES
SANTANDER FI DIVIDENDOS TOP ACOES
SANTANDER FI IBOVESPA PASSIVO ACOES
SANTANDER FI IBRX ACOES
SANTANDER FI STAR LONG SHORT MULTIMERCADO
SANTANDER FI VALOR ACOES
SANTANDER FUNDO M+ÜTUO DE PRIVATIZA+ç+âO - FGTS CARTEIRA LIVRE
SANTANDER PREV AES DIVIDENDOS FUNDO DE INVESTIMENTO
SANTANDER PREV MULTIMERCADO SELECAO LONG BIASED FI
SANTANDER SELECAO LONG BIASED MULTIMERCADO FI
SANTANDER STAR LONG SHORT DIRECIONAL MULTIMERCADO FI
VISTA 70 RV PREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO
TIAGO MAICON DOMICIANO LOURENCO
ANTONIO MARCOS FIGUEIREDO FERREIRA
MIGUEL HLEBCZUK JUNIOR
ELINALDO VIEIRA DOS SANTOS
THOMAS MAGNO DE JESUS SILVEIRA
EDSON CESAR VALDEVITE
DANIEL CALABRIA LIMA DE SOUSA
ROBSON PAES MACHADO
CORNELL UNIVERSITY
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM
LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD
OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM
ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF
AMERICAN BAR ASSOCIATION MEMBERS/MTC COLLECTIVE TRUST
AMERICAN FUNDS INS SERIES NEW WORLD FUND
PRINCIPAL GLOBAL INVESTORS FUNDS
CIBC EMERGING MARKETS INDEX FUND
STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD
DIMENSIONAL EMERGING MKTS VALUE FUND
EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII
RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.
IBM 401 (K) PLUS PLAN

NN (L)
IVY EMERGING MARKETS EQUITY FUND
MANAGED PENSION FUNDS LIMITED
MARYLAND STATE RETIREMENT AND PENSION SYSTEM
OHIO POLICE AND FIRE PENSION FUND
AVIVA INVESTORS
PRUDENTIAL TRUST COMPANY
PRUDENTIAL WORLD FUND INC. - PGIM QMA I. E. FUND
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI
LAUDUS INTERNATIONAL MARKETSMASTER FUND
RUSSEL EMERGING MARKETS EQUITY POOL
STATE OF CONNECTICUT ACTING T. ITS TREASURER
STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS
PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND
TEACHER RETIREMENT SYSTEM OF TEXAS
TEACHERS RETIREMENT ALLOWANCES
CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND
THE EMERGING M.S. OF THE DFA I.T.CO.
THE MONETARY AUTHORITY OF SINGAPORE
VAN ECK VIP TRUST - VAN ECK VIP GLOBAL HARD ASSETS FUND
VANGUARD INVESTMENT SERIES PLC
ACADIAN EMEMRGING MARKETS EQUITY FUND
WAGNER LUCAS REIS LOPES PEREIRA
AEGON CUSTODY BV
ALLIANZ ACTIONS EMERGENTES
AMERICAN FUNDS INSURANCE SERIES INTERNAT FUND
SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND
CITY OF MEMPHIS RETIREMENT SYSTEM
CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM
FLORIDA RETIREMENT SYSTEM TRUST FUND
RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND
STATE STREET VARIABLE INSURANCE SERIES FUNDS INC
HALLIBURTON CO EMPLOYEE BENEFIT MASTER TRUST
JOHN DEERE PENSION TRUST
LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED
LOUSIANA STATE EMPLOYEES RETIR SYSTEM
OMERS ADMINISTRATION CORPORATION
ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD
IN BK FOR REC AND DEVAS TR FT ST RET PLAN AND TR/RSBP AN TR
STATE OF ALASKA RETIREMENT AND BENEFITS PLANS
STATE OF MINNESOTA STATE EMPLOYEES RET PLAN
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
THE FIRST CHURCH OF CHRIST SCIENT B MASS
ALBERTA INVESTMENT MANAGEMENT CORPORATION
THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD
WEST VIRGINIA INVESTMENT MANAGEMENT BOARD
HOUSTON MUNICIPAL EMPLOYEES PENSION SYSTEM
WASHINGTON STATE INVESTMENT BOARD

SPARTA FUNDO DE INVESTIMENTO EM ACOES - BDR NIVEL I
WM POOL - GLOBAL EQUITIESTRUST N 6
RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY
AWARE SUPER PTY LTD
LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION
SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO
1199 HEALTH CARE EMPLOYEES PENSION FUND
SEI INST INVEST TR WORLD EQ EX-US FUND
CATERPILLAR INC MASTER RETIREMENT T
COLORADO PUBLIC EMPLOYEES RET. ASSOCIATION
EMERSON ELECTRIC COMPANY MASTER RETIREMENT TR
FIREMEN S ANNUITY AND BEN. FD OF CHICAGO
FORD MOTOR CO DEFINED BENEF MASTER TRUST
FORD MOTOR COMPANY OF CANADA L PENSION TRUST
INTERNATIONAL MONETARY FUND
LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST
MUNICIPAL E ANNUITY A B FUND OF CHICAGO
FIREFIGHTERS RETIREMENT SYSTEM
STICHITING BLUE SKY ACT EQ EM MK GL FUND
TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS
TEACHERS RETIREMENT SYSTEM OF OKLAHOMA
3M EMPLOYEE RETIREMENT INCOME PLAN TRUST
THE BOARD OF.A.C.E.R.S.LOS ANGELESCALIFORNIA
ILLINOIS MUNICIPAL RETIREMENT FUND
THE PUBLIC INSTITUITION FOR SOCIAL SECURITY
UTAH STATE RETIREMENT SYSTEMS
SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA
ACADIAN ALL COUNTRY WORLD EX US FUND
CHUNGHWA POST CO LTD
BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER
PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP
CHEVRON MASTER PENSION TRUST
COMMONWEALTH GLOBAL SHARE FUND 17
EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS
JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST
NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST
THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
LSV EMERGING MARKETS EQUITY FUND LP
EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU
ALASKA PERMANENT FUND
CITY OF NEW YORK GROUP TRUST
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO
VICTORIAN FUNDS MAN C A T F V E M T
BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND
BOMBARDIER TRUST CANADA GLOBAL EQUITIES FUND
STICHTING PENSIOENFONDS HOOGOVENS
IBM DIVERSIFIED GLOBAL EQUITY FUND
ISHARES PUBLIC LIMITED COMPANY
NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND
ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES
VALIC COMPANY I INTERNATIONAL VALUE FUND
VALIC COMPANY I GLOBAL STRATEGY FUND
VALIC COMPANY I - EMERGING ECONOMIES FUND
UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST
STANLIB FUNDS LIMITED
THE MASTER T BK OF JPN LTD AS T OF NIKKO BR EQ MOTHER FUND
JONAS THIAGO DA SILVA
HELMAR EDUARDO SZPUNAR OTTO
AMERICAN F INS SERIES GLOBAL GROWTH AND INCOME FUND
BRIGHTHOUSE FUNDS TRUST I B/ABERDEEN EMER MARKETS EQU PORTF
NORTHERN EMERGING MARKETS EQUITY INDEX FUND
STANISLAUS COUNTY EMPLOYEES RETIREMENT ASSOCIATION
THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN
PARAMETRIC EMERGING MARKETS FUND
THE METHODIST HOSPITAL
ETERNITY LTD
MGI FUNDS PLC
CHEVRON UK PENSION PLAN
ISHARES MSCI BRAZIL ETF
MERCER NON-US CORE EQUITY FUND
ACADIAN GLOBAL EQUITY FUND
SPDR MSCI ACWI EX-US ETF
SPDR SP EMERGING MARKETS ETF
NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST
E-L FINANCIAL CORPORATION LIMITED
GMO EMERGING M. FUND A SERIES OF GMO TRUST
BAPTIST HEALTH SOUTH FLORIDA INC.
NEW YORK STATE TEACHERS RETIREMENT SYSTEM
CAUSEWAY EMERGING MARKETS FUND
VIRGINIA RETIREMENT SYSTEM
COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY
STATE STREET EMERGING MARKETS E N-L C TRUST FUND
OAKLAND POLICE FIRE RET SYSTEM
MERCER INTERNATIONAL EQUITY FUND
ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ GEM EQUITY HIGH DIVI
ACADIAN GLOBAL MARKET NEUTRAL FUND LLC
FUTURE FUND BOARD OF GUARDIANS
BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY
LIONTRUST INVESTMENT FUNDS I - LIONTRUST LATIN AMERICA FUND
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND
IVESCO FTSE RAFI EMERGING MARKETS ETF
NORTHERN TRUST INVESTIMENT FUNDS PLC
BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION
ISHARES MSCI BRIC ETF
PEOPLE S BANK OF CHINA
PUBLIC SECTOR PENSION INVESTMENT BOARD
CATERPILLAR INVESTMENT TRUST

THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND
COLLEGE RETIREMENT EQUITIES FUND
EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD
CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F.
INVESCO DWA EMERGING MARKETS MOMENTUM ETF
THE CAPTIVE INVESTORS FUND
THRIVENT INTERNATIONAL ALLOCATION FUND
COMMONWEALTH EMERGING MARKETS FUND 2
EASTSPRING INVESTMENTS
LEGAL & GENERAL INTERNATIONAL INDEX TRUST
THRIVENT PARTNER EMERGING MARKETS EQUITY PORTFOLIO
THRIVENT INTERNATIONAL ALLOCATION PORTFOLIO
VANGUARD TOTAL WORLD STOCK INDEX FUND A SERIES OF
THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA
ISHARES III PUBLIC LIMITED COMPANY
LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST
NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING
SEI INSTITUTIONAL INVESTMENTS TRUST SWE EX-US FUND
THE WAWANESA MUTUAL INSURANCE COMPANY
AMERICAN HEART ASSOCIATION INC.
REGIME DE RETRAITE D HYDRO-QUEBEC
RUSSELL INSTITUTIONAL FUNDS LLC - REM EQUITY PLUS FUND
PICTET - EMERGING MARKETS INDEX
COMMONWEALTH GLOBAL SHARE FUND 22
COMMONWEALTH GLOBAL SHARE FUND 23
CHALLENGE FUNDS
CUSTODY BANK OF JAPAN LTD. RE: EMERG EQUITY PASSIVE MOTHR F
FIDELITY INVESTMENT TRUST: FIDELITY GLOBAL COMMODITY STOCK F
ACADIAN EMERGING MARKETS EQUITY II FUND LLC
HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO
CENTRAL PROVIDENT FUND BOARD
CUSTODY B.O.JL..AS.T.F.S.E.E.INDEX MOTHER FUND
PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER
PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO
COHEN STEERS INC.
COHEN STEERS SICAV
ARIZONA PSPRS TRUST
FIDELITY SALEM STREET TRUST: FIDELITY STRAT REAL RETURN FUND
FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD
STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F.
SCHWAB EMERGING MARKETS EQUITY ETF
LACM EMERGING MARKETS FUND L.P.
ISHARES MSCI EMERGING MARKETS ETF
FRANCISCAN ALLIANCE INC. MASTER PENSION TRUST
HUMILITY LTD
THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK
INVESCO MARKETS III PLC - INVESCO FTSE RAFI ALL-WORLD 3000 U
INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF

COMMONWEALTH EMERGING MARKETS FUND 6
VAN ECK GLOBAL HARD ASSETS FUND
GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND
COX ENTERPRISES INC MASTER TRUST
CHANG HWA CO BANK LTD IN ITS C AS M CUST OF N B FUND
NAT WEST BK PLC AS TR OF ST JAMES PL GL EMER MKTS UNIT FUND
QSUPER
BMO MSCI EMERGING MARKETS INDEX ETF
WELLINGTON TRUST COMPANY N.A.
FIRST TRUST EMERGING MARKETS ALPHADEX FUND
NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L
TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F
LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND
CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.
CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO
JOSIANE BUGIGA REBELLATO
BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND
ELIEL SOUSA MOREIRA
NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST
MARCOS OLIVEIRA DE LUNA
SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST
CAUSEWAY INTERNATIONAL OPPORTUNITIES GROUP TRUST
VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND
QIC INTERNATIONAL EQUITIES FUND
LSV INTERNATIONAL (AC) VALUE EQUITY FUND LP
FIRST TRUST BRAZIL ALPHADEX FUND
FIRST TRUST LATIN AMERICA ALPHADEX FUND
SSGA SPDR ETFS EUROPE I PLC
RETAIL EMPLOYEES S PTY. LIMITED
EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD
TEXAS MUNICIPAL RETIREMENT SYSTEM
HARTFORD EMERGING MARKETS EQUITY FUND
TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT
ISHARES MSCI ACWI EX U.S. ETF
ISHARES MSCI ACWI ETF
FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND
FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND
ISHARES V PUBLIC LIMITED COMPANY
EMPLOYEES RETIREMENT SYSTEM OF TEXAS
MIP ACTIVE STOCK MASTER PORTFOLIO
DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE
STATE STREET ALL-COUNTRY W A NON-LENDING COMMON TRUST
ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF
GOLDMAN SACHS FUNDS II - GOLDMAN SACHS GMS EMERGING MARKETS
VOYA EMERGING MARKETS INDEX PORTFOLIO
VANGUARD FUNDS PUBLIC LIMITED COMPANY
VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND
ARROWSTREET US GROUP TRUST
INVESCO SP EMERGING MARKETS MOMENTUM ETF

COHEN STEERS REAL ASSETS FUND INC
PGIM QUALIFYING INVESTOR FUNDS PLC
ISHARES EMERGING MARKETS DIVIDEND ETF
MERCER EMERGING MARKETS EQUITY FUND
MERCER QIF FUND PLC
JEFFREY LLC
FAROL FUNDO DE INVESTIMENTO EM ACOES
ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL
GMO IMPLEMENTATION FUND A SERIES OF GMO TRUST
COMMONWEALTH SUPERANNUATION CORPORATION
HAND COMPOSITE EMPLOYEE BENEFIT TRUST
DOW RETIREMENT GROUP TRUST
WATER AND POWER EMPLOYEES RETIREMENT PLAN
UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST
JOSE ROBERTO RODRIGUES JUNIOR
HARTFORD HEALTHCARE CORPORATION DEFINED BENEFIT MASTER TRUST
FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND
FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F
DEUTSCHE INVEST I BRAZILIAN EQUITIES
DWS INVEST LATIN AMERICAN EQUITIES
ISHARES CORE MSCI EMERGING MARKETS ETF
ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF
BLACKROCK GLOBAL INDEX FUNDS
EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR
EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO
LIBERTY MUTUAL 401K PLAN
SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL
ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR
WILSHIRE MUTUAL FUNDS INC. - WILSHIRE INTERNATIONAL EQUITY
MISSOURI EDUCATION PENSION TRUST
FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET
COMMONFUND EM QUANTITATIVE FOCUS FUND LLC
HARTFORD HEALTHCARE ENDOWMENT LLC
GENERAL PENSION AND SOCIAL SECURITY AUTHORITY
CONNECTICUT GENERAL LIFE INSURANCE COMPANY
NORTHERN TRUST COMPANY SUB-ADVISED COLLECTIVE FUNDS TRUST
EXELON GENERATION COMP LLC TAX QUALIFIED NUCLEAR DECOMM PAR
SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF
CLINTON NUCLEAR POWER PLANT QUALIFIED FUND
THE GOLDMAN SACHS TRUST COMPANY NA COLLECTIVE TRUST
ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF ASFOTA CCF
STATE STREET IRELAND UNIT TRUST
GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND
COHEN STEERS COLLECTIVE INVESTMENT TRUST
ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED)
METIS EQUITY TRUST
DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF
ALLIANZ GLOBAL INVESTORS FUND-ALLIANZ EM M EQ OPP
XTRACKERS (IE) PUBLIC LIMITED COMPANY

PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST
TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK
ALPS EMERGING SECTOR DIVIDEND DOGS ETF
XTRACKERS
EMPLOYEES RETIREMENT SYSTEM OF GEORGIA
TEACHERS RETIREMENT SYSTEM OF GEORGIA
THE MASTER TRUST BANK OF JAPAN LTD. AS T OF MUTB400021492
FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND
NN PARAPLUFONDS 1 N.V
NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L
NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND
UNIVERSAL-INVESTMENT-GE. MBH ON B. OF LVUI EQ. EM. MKTS
ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD
ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED
VICTORY MARKET NEUTRAL INCOME FUND
ENSIGN PEAK ADVISORSINC
SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF
CONSTRUCTION BUILDING UNIONS SUPER FUND
MERCER UNHEDGED OVERSEAS SHARES TRUST
SANTANDER SICAV
NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST
JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF
ALLIANZ GLOBAL INVESTORS GMBH AGINDO EM NOME DE CBP GROWTH
BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)
LSV GLOBAL VALUE FUND
MDPIM EMERGING MARKETS EQUITY POOL
STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO
WM POOL - EQUITIES TRUST NO 74
GENERAL ORGANISATION FOR SOCIAL INSURANCE
CAUSEWAY INTERNATIONAL OPPORTUNITIES FUND
LEGAL & GENERAL GLOBAL EQUITY INDEX FUND
MOBIUS LIFE LIMITED
ALFRED P. SLOAN FOUNDATION
CARLOS FONSECA AVILA
ITAU FUNDS - LATIN AMERICA EQUITY FUND
INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST
SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND
ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLES E M E
AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND
LATTICE EMERGING MARKETS STRATEGY ETF
POOL REINSURANCE COMPANY LIMITED
LEGAL GENERAL U. ETF P. LIMITED COMPANY
FUNDPARTNER SOLUTIONS (SUISSE) SA - TURICUM - AKTIEN - UND I
LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST
ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF
ISHARES EDGE MSCI MULTIFACTOR GLOBAL ETF
ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I
ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND II
GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF

PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND
PIMCO RAE EMERGING MARKETS FUND LLC
DANIEL ANNUNCIATO JUNIOR
RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND
GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND
ROCHE U.S. RETIREMENT PLANS MASTER TRUST
COMMONWEALTH GLOBAL SHARE FUND 30
STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND
STATE STREET EMERGING MARKETS EQUITY INDEX FUND
COMMONWEALTH OF MASSACHUSETTS EMPLOYEES DEFERRED COMP PLAN
COLONIAL FIRST STATE INVESTMENT FUND 10
THE MASTER TRUST BANK OF JAPAN LTD. AS T OF MUTB400021536
MFS BLENDED RESEARCH EMERGING MARKETS EQUITY FUND
PUB INSTITUTIONAL FUND UMBRELLA-PUB EQUITIES EMER MARKETS 1
PUB INSTITUTIONAL FUND UMBRELLA-PUB EQUITIES EMER MARKETS 2
AVADIS FUND - AKTIEN EMERGING MARKETS INDEX
CAUSEWAY FUNDS PLC
GMO BENCHMARK-FREE FUND A SERIES OF GMO TRUST
ARROWSTREET COLLECTIVE INVESTMENT TRUST
LACM EMII L.P.
SEGALL BRYANT HAMILL EMERGING MARKETS FUND
THE BOARD OF THE PENSION PROTECTION FUND
GUIDEMARK EMERGING MARKETS FUND
WM POOL - EQUITIES TRUST NO. 75
FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF
NORTHERN TRUST UCITS FGR FUND
VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F
STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S
ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ GL EMER MARK EQU DIV
FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND
QSMA1 LLC
GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P
ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND
ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND
THE BOARD OF TRUSTEES OF THE NATIONAL PROVIDENT FUND
SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF
ACADIAN COLLECTIVE INVESTMENT TRUST
FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF
FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND
MERCER DIOCESE OF BROOKLYN GROWTH STRATEGY
MERCER DIOCESE OF BROOKLYN LAY PENSION INVESTMENT TRUST
THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD
CUSTODY BANK OF JAPAN LTD. AS TR F HSBC BRAZIL NEW MO FUND
AQR EMERGING EQUITIES FUND LP
LEGAL & GENERAL ICAV
THE MASTER TRUST BANK OF JAPAN LTD. AS TRUSTEE OF MTBJ40002
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
MINISTRY OF ECONOMY AND FINANCE
PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PGIM QMA E. M. E. FUND

PRIME SUPER
JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT
CUSTODY.B.O.JL.AS.T.F.S.G.EQUITY MOTHER FUND
VIRTUS GLOBAL FUND ICAV
CITITRUST LIMITED AS T OF A F S A MODERATE GROWTH FUND
CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD
FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND
VANECK ICAV
PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD
PACER EMERGING MARKETS CASH COWS 100 ETF
ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND
HARTFORD MULTIFACTOR LOW VOLATILITY INTERNATIONAL EQUITY ETF
COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX
BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN
ISHARES MSCI EMERGING MARKETS EX CHINA ETF
PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN
SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG
GLOBAL ALPHA TILTS FUND B
BLACKROCK ADVANTAGE E. M. FUND OF BLACKROCK FUNDS
NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND
RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL
LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND LLC
FRANKLIN LIBERTYSHARES ICAV
AQR INNOVATION FUND L.P.
VICTORYSHARES USAA MSCI E. M. VALUE M. ETF
LSV GLOBAL VALUE EQUITY FUND
THE INCUBATION FUND LTD.
ALLIANZ EMERGING MARKETS EQUITY FUND
FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI
CLARITAS TOTAL RETURN MASTER FIM
NATIONAL PENSION INSURANCE FUND
MERCER EMERGING MARKETS FUND
MGTS AFH DA GLOBAL EMERGING MARKETS EQUITY FUND
VANGUARD EMERGING MARKETS STOCK INDEX FUND
MFS INVESTMENT FUNDS - BLENDED RESEARCH EMERGING
MERCER EMERGING MARKETS SHARES FUND
COLONIAL FIRST STATE INVESTMENT FUND 50
PARAMETRIC TMEMC FUND LP
COLUMBIA OVERSEAS CORE FUND
VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL
DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL
ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN)
MSCI EQUITY INDEX FUND B - BRAZIL
SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND
SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY
MSCI ACWI EX-U.S. IMI INDEX FUND B2
GLOBAL TRUST COMP FBO AQR COLLEC INV TRUST-AQR E E C I FUND
FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND

NATWEST TRUST AND DEP S L AS T F ST.JAMES S P B M U TRUST
WEST YORKSHIRE PENSION FUND
CLARITAS QUANT MASTER FIM
COMMONFUND SCREENED GLOBAL EQUITY LLC
ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN
GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG ON BEHA
ROBECO CAPITAL GROWTH FUNDS
LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND
STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
WELLINGTON TRUST COMPANY NATIONAL ASSOCIATION MUL
LSV EMERGING MARKETS EQUITY FUND USA
SYMMETRY PANORAMIC GLOBAL EQUITY FUND
SYMMETRY PANORAMIC INTERNATIONAL EQUITY FUND
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
THREADNEEDLE INVESTMENT FUNDS ICVC - LATIN AMERICA
ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST
KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E
BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND
ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE
PHILADELPHIA GAS WORKS PENSION PLAN
NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS
BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EN
MERCER UCITS COMMON CONTRACTUAL FUND
FRANKLIN EMERGING MARKETS CORE EQUITY FUND
ARTHUR DE CASTRO BARBOSA SIVIERO
THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC
ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM
DUPONT SPECIALTY PRODUCTS RELATED CO SAVINGS PLA
MOMENTUM GLOBAL FUNDS
KOLUMBAN II - AKTIEN WELT
CLARITAS LONG BIAS FUNDO DE INVESTIMENTO MULTIMERCADO
AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK
FRG FUNDO DE INVESTIMENTO EM ACOES CLARITAS
GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M
SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP
GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF
THRIVENT CORE EMERGING MARKETS EQUITY FUND
JORGE EDUARDO FOUTO MATIAS
TRANSAMERICA EMERGING MARKETS OPPORTUNITIES
AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
CLARITAS LONG BIAS PREV FIFE FIM
1895 FONDS FGR
THE PRUDENTIAL INVESTMENT PORTFOLIOS INC. - PGIM
AZ FUND 1 - AZ EQUITY - BRAZIL TREND
CLARITAS XP LONG BIAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO
INTERNATIONAL EQUITIES PASSIVE B UNIT TRUST

UTIMCO SP II LLC
KAPITALFORENINGEN LD SMART BETA-MANDAT
CAUSEWAY MULTI-FUND LLC - EMERGING MARKETS EQUITY SERIES A
CPPIB MAP CAYMAN SPC
FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING
LEGAL & GENERAL CCF
STICHTING PENSIOENFONDS PGB
THRIFT SAVINGS PLAN
LAERT NASCIMENTO ARAUJO
INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND
DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM
KAPITALFORENINGEN LD GLOBAL QUANT - MANDAT
LUCIANO MICHAEL DE SOUZA
MACKENZIE EMERGING MARKETS EQUITY INDEX ETF
ARROWSTREET EMK ALPHA EXTENSION FUND L.P.
PENSION PLANS MASTER TRUST FOR ALCOA USA CORPORATI
JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T
NATIONAL EMPLOYMENT SAVINGS TRUST
ANDERSON RAMOS DE ALMEIDA
ABL GLOBAL EMERGING EQUITY INVESTMENT TRUST
HSBC I T S (SGP) LTD TRT ALL G I P FDS - A GL HI PAYOUT FD
AIA INVESTMENT FUNDS AIA EQUITY INCOME FUND
BEST INVESTMENT CORPORATION
BMO INVESTMENT FUNDS (UK) ICVC III - BMO UNIVERSAL
COLUMBIA TRUST OVERSEAS VALUE FUND
PAULO RICARDO OST FRANK
IMCO EMERGING MARKETS PUBLIC EQUITY LP
FREEDOM 100 EMERGING MARKETS ETF
ARROWSTREET EMERGING MARKET TRUST FUND
DODGE COX EMERGING MARKETS STOCK FUND
SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT
QIC LISTED EQUITIES FUND
JNL EMERGING MARKETS INDEX FUND
ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.
BRIGHTHOUSE FUNDS TRUST II - VANECK GLOBAL NATURAL
CIBC EMERGING MARKETS EQUITY INDEX ETF
ARGA INTERNATIONAL SECTOR-NEUTRAL VALUE EQUITY FUN
LGIASUPER TRUSTEE
COLONIAL FIRST STATE INVESTMENT FUND 96
MACQUARIE MULTI-FACTOR FUND
MACQUARIE TRUE INDEX EMERGING MARKETS FUND
CLARITAS QUANT MASTER II FIA
THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED AS TRUSTEE FO
ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU
CAUSEWAY EMERGING MARKETS EQUITY CIT
AMERICAN CENTURY ETF TRUST-AVANTIS EMERGING MARKET
HSBC ETFS PLC HSBC EMERG MARKET SUSTAIN EQUITY UCITS ETF
HSBC ETFS PUBLIC LIMITED COMPANY
HSBC GLOBAL INVESTMENT FUNDS - BRAZIL EQUITY

HGIF - GLOBAL EMERGING MARKETS MULTI-ASSET INCOME
REASSURE LIMITED
COMMONWEALTH GLOBAL SHARE FUND 16
NEPC COLLECTIVE INVESTMENT TRUST
COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR
GMO EMERGING MARKETS EX-CHINA FUND A SERIES OF GM
CF DIVERSE EQUITY OPPORTUNITIES LLC
CATHOLIC RESPONSIBLE INVESTMENTS INTERNATIONAL EQU
NEPC INVESTMENT LLC
TSW EMERGING MARKETS FUND
RAYLIANT QUANTAMENTAL EMERGING MARKET EQUITY ETF
LUIGI TENORIO DE ANDRADE
LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS
HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND
ROYAL LONDON EQUITY FUNDS ICVC
MG FUNDS 1 MFS GLOBAL EMERGING MARKETS EQUITY FUND
LUCAS NEVES DA SILVA SOUSA
ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ VGI 1 FON
ALLIANZ GB INV GMBH ON BEHALF OF ALLIANZ VGL FONDS
ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ
ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF KOMFORTDYNAMIK S
CAPITAL GROUP INTERNATIONAL FOCUS EQUITY ETF
PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND
ALLIANZ GLOBAL INV GMBH ACTING ON BEHALF OF ALLIANZ EEE FON
INVESCO MARKETS III PLC - INVESCO FTSE EMERGING MA
BLACKROCK BALANCED CAPITAL FUND INC.
ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF
THE MASTER TRUST BANK OF JAPAN LTD. AS TRUSTEE FO
THE MASTER TRUST BANK OF JAP LTD. AS TR. FOR MTBJ400045828
THE MASTER TRUST BANK OF JAP. LTD. AS TR. FOR MTBJ400045829
THE MASTER TRUST BANK OF JAPAN LTD. AS T. FOR MTBJ400045835
THE MASTER TRUST BANK OF JAPAN LTD. AS TRU FO MTBJ400045849
THE MASTER TRUST BANK OF JAPAN LTD. AS TR FOR MUTB400045792
THE MASTER TRUST BANK OF JAPAN LTD. TRUSTEE MUTB400045794
THE MASTER TRUST BANK OF JAPAN LTD. AS TRUSTEE FOR MUTB4000
RUTGERS THE STATE UNIVERSITY
CARILLON CLARIVEST INTERNATIONAL STOCK FUND
LACM ACWI EX US EQUITY FUND L.P.
JANA DIVERSIFIED GLOBAL SHARE TRUST
INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST
MATEUS HENRIQUE NERY DE SANTANA
GMO MULTI-ASSET TRUST
BNP PARIBAS EASY MSCI EMERGING ESG FILTERED MIN TE
MULTIMIX WHOLESALE INTERNATIONAL SHARES TRUST
MBB PUBLIC MARKETS I LLC
SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF
GILBERTO ANTONIO DE MELLO
PUBLIC EMPLOYEES LONG-TERM CARE FUND
VIRTUS PARTNERS INC.

AVIVA INVESTORS FUNDS ACS - AVIVA INVESTORS EMERGING MARKET
VOYA VACS INDEX SERIES EM PORTFOLIO
JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF
VOYA VACS SERIES EME FUND
FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL
FACTORY MUTUAL INSURANCE COMPANY
FRANKLIN FUND ALLOCATOR SERIES - FRANKLIN EMERGING
GOLDMAN SACHS FUNDS - GOLDMAN SACHS EMERGING MARKE
BLACKROCK SUSTAINABLE ADVANTAGE GL EQUITY FD OF BLKRK FDS
CAMBRIA GLOBAL VALUE ETF
GLOBAL X BRAZIL ACTIVE ETF
EMERGING MARKETS COMPLETION FUND L.P.
RUSSELL INVESTMENTS GLOBAL SHARES INDEX FUND
GLOBAL DELTA EMERGING MARKETS FUND LP
ALASKA COMMON TRUST FUND
CANADA LIFE DIVERSIFIED REAL ASSETS FUND
ARROWSTREET (DELAWARE) L/S FUND L.P.
ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ DLVR FOND
ISHARES MSCI EMERGING MARKETS VALUE FACTOR ETF
INVESCO INVESTMENT MANAGEMENT LTD ACTING AS MANAG
INVESCO BCPL BADGER FUND
AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK
AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF
AMERICAN BEACON GLG NATURAL RESOURCES ETF
LOCAL AUTHORITIES SUPERANNUATION FUND
MACKENZIE EMERGING MARKETS EX-CHINA EQUITY FUND
POLICE AND FIREMEN S RETIREMENT SYSTEM OF NEW JERS
GLOBEFLEX EMERGING MARKETS ALL CAP COMMINGLED TRUS
THRIFT SAVINGS PLAN
CAPITAL GROUP NEW GEOGRAPHY EQUITY ETF
COLONIAL FIRST STATE INVESTMENT FUND 121
SPDR S&P EMERGING MARKETS EX-CHINA ETF
COLONIAL FIRST STATE INVESTMENT FUND 122
ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZ PV-WS FON
ENVIRONMENT FUND
DESJARDINS EMERGING MARKETS EQUITY INDEX ETF
FIDELITY COVINGTON TRUST: FIDELITY ENHANCED EMERGI
FIRST SENTIER INVESTORS GLOBAL UMBRELLA FUND PLC RQI GLOBAL
COHEN AND STEERS NATURAL RESOURCES ACTIVE ETF
HSBC INDEX TRACKER INVESTMENT FUNDS - MSCI EMERGING MARKETS
HSBC INDEX TRACKER INVESTMENT FUNDS - MSCI EMERGING MARKETS
NATIONAL COUNCIL OF SOCIAL SERVICE
SALVADOR FERNANDES DE JESUS JUNIOR
ANDERSON DA SILVA GOMES
SILVANA COSTA VERONEZ
AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER
AVIVA LIFE PENSIONS UK LIMITED
BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD
ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND

BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND
CAPITAL GROUP EMPLOYEE BENEFIT INVESTMENT TRUST
CAPITAL INTERNATIONAL FUND
CAPITAL WORLD GROWTH AND INCOME FUND
COLUMBIA OVERSEES VALUE FUND
EUROPACIFIC GROWTH FUND
H.E.S.T. AUSTRALIA LIMITED
INDUSTRIENS PENSIONFORSIKRING
BUREAU OF LABOR FUNDS - LABOR PENSION FUND
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND
ARROWSTREET GLOBAL EQUITY FUND
MANAGEMENT BOARD PUBLIC SERVICE PENSION FUND
NEW WORLD FUND INC.
NEW YORK STATE COMMON RETIREMENT FUND
COLUMBIA GLOBAL OPPORTUNITIES FUND
COLUMBIA VARIABLE PORTFOLIO - OVERSEAS CORE FUND
SAS TRUSTEE CORPORATION POOLED FUND
SBC MASTER PENSION TRUST
STATE OF CALIFORNIA MASTER TRUST
STATE OF NEW MEXICO STATE INV. COUNCIL
STATE OF WYOMING
STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL
VANGUARD EMERGING MARKETS SHARES INDEX FUND
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD A SE VAN S F